Exhibit 99.1

DEFI TECHNOLOGIES INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF COMMON SHAREHOLDERS

You are invited to the 2025 annual general and special meeting (the “Meeting”) of common shareholders (the “Shareholders”) of DeFi Technologies Inc. (the “Corporation”).

When:	Friday, June 30, 2025 at 9:30 a.m. (Toronto time)

Where:	Suite 2400, 333 Bay Street, Toronto, Ontario, M5H 2T6

The purpose of the Meeting is as follows:

1.	Financial Statements. Receive and consider the audited consolidated financial statements as at and for the fiscal year ended December 31, 2024;

2.	Auditor Appointment. Appoint HDCPA Professional Corporation as auditor of the Corporation;

3.	Elect Directors. Consider and elect the directors for the ensuing year;

4.	Share Incentive Plan. Consider and approve the Corporation’s rolling omnibus equity compensation plan (the “Share Incentive Plan”); and

5.	Other Business. Consider other business as may properly come before the Meeting or any postponement(s) or adjournment(s) thereof.

The details of all matters proposed to be put before the Shareholders at the Meeting are set forth in the management information circular (the “Circular”), under “Matters to be Considered”, accompanying this Notice of Meeting. At the Meeting, Shareholders will be asked to approve each of the foregoing items.

The board of directors of the Corporation unanimously recommends that the Shareholders vote FOR each of the appointment of HDCPA Professional Corporation as auditor of the Corporation, the election of the directors of the Corporation for the ensuing year, the approval of the Share Incentive Plan.

Each common share of the Corporation (a “Common Share”) will entitle the holder thereof to one (1) vote at the Meeting.

The directors of the Corporation have fixed the close of business on May 16, 2025 as the record date, being the date for the determination of the registered Shareholders entitled to notice and to vote at the Meeting and any adjournments(s) or postponement(s) thereof.

Shareholders and/or their appointees may participate in the Meeting by way of conference call however votes cannot be cast on the conference call. Please register at https://us02web.zoom.us/meeting/register/Vy6o4yZWRv2_qw3KbDj6MQ to receive conference call details. Electronic copies of the Meeting materials may be obtained at https://defi.tech/investor-relations or under the Corporation’s profile on www.sedarplus.ca.

The Corporation has elected to use the notice-and-access rules (“Notice and Access”) under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations for distribution of the Circular, this Notice of Meeting, the form of proxy and the voting instruction form (collectively, the “Meeting Materials”) to holders of Common Shares. Notice and Access is a set of rules that allows issuers to post electronic versions of its proxy-related materials on SEDAR+ and on one additional website, rather than mailing paper copies to shareholders.

Shareholders may obtain paper copies of the Meeting Materials by contacting the Corporation’s transfer agent, Odyssey Trust Company (“Odyssey”), at 1-587-885-0960 and 1-888-290-1175 (toll-free) from outside of North America. A request for paper copies should be received by Odyssey by June 19, 2025 in order to allow sufficient time for the shareholder to receive the paper copy and return the proxy by its due date.

Proxies are being solicited by management of the Corporation. A form of proxy for the Meeting accompanies this notice (the “Proxy”). Shareholders who are entitled to vote at the Meeting may vote either in person or by Proxy. Shareholders who are unable to be present in person at the Meeting are requested to complete, execute and deliver the enclosed Proxy to the Corporation’s registrar and transfer agent, Odyssey Trust Company, #702-67 Yonge Street, Toronto ON M5E 1J8 by no later than 9:30 a.m. (Toronto time) on June 26, 2025, or if the Meeting is adjourned or postponed, by no later than 48 hours prior to the time of such reconvened meeting (excluding Saturdays, Sundays and holidays). The Chairman of the Meeting may waive or extend the time limit for the deposit of Proxies. Beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary should follow the instructions provided by their broker, custodian, nominee or other intermediary in order to vote their Common Shares.

Registered holders of the potash stream preferred shares of the Corporation are hereby provided with notice of, and are entitled to attend, the Meeting and be heard at such Meeting.

DATED at Toronto, Ontario as of the 20th day of May, 2025

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Olivier Roussy Newton”
Chief Executive Officer and Executive Chairman

DEFI TECHNOLOGIES INC.

MANAGEMENT INFORMATION CIRCULAR May 20, 2025

FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 30, 2025

INFORMATION REGARDING CONDUCT OF MEETING

Solicitation of Proxies

This management information circular (“Circular”) is furnished in connection with the solicitation by the management of DeFi Technologies Inc. (the “Corporation” or “DeFi Technologies”) of proxies to be used at the annual general and special meeting (the “Meeting”) of holders of common shares of the Corporation to be held at Suite 2400, 333 Bay Street, Toronto, Ontario, M5H 2T6 on June 30, 2025 at 9:30 a.m. and at any postponement(s) or adjournment(s) thereof for the purposes set forth in the accompanying notice of meeting (“Notice of Meeting”). References in this Circular to the “Meeting” include references to any postponement(s) or adjournment(s) thereof. It is expected that the solicitation will be primarily by mail but proxies may also be solicited through other means by employees, consultants and agents of the Corporation. The cost of solicitation by management will be borne by the Corporation.

The Corporation is sending proxy-related materials to holders (the “Shareholders”) of common shares (the “Common Shares”) using the notice-and-access rules (“Notice and Access”) under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations. Notice and Access is a set of rules for reducing the volume of materials that must be physically mailed to Shareholders by posting the circular and additional materials online. Shareholders will still receive a hard copy of the Notice of Meeting and form of proxy or voting instruction form, as the case may be, and may choose to receive a hard copy of this Circular (collectively, the “Meeting Materials”). Details are included in the Notice of Meeting. The Meeting Materials are available online at https://defi.tech/investor-relations and under the Corporation’s profile on SEDAR+ at www.sedarplus.ca. Shareholders are reminded to review the Meeting Materials before voting.

The board of directors of the Corporation (the “Board”) has by resolution fixed the close of business on May 16, 2025 as the record date for the meeting (the “Record Date”) being the date for the determination of the registered Shareholders entitled to notice of and to vote at the Meeting and any postponement(s) or adjournment(s) thereof. The Board has by resolution fixed 9:30 a.m. (Toronto time) on June 18, 2025, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement(s) or adjournment(s) of the Meeting, as the time by which proxies to be used or acted upon at the Meeting or any adjournment(s) thereof shall be deposited with the Corporation’s transfer agent, Odyssey Trust Company (“Odyssey”). The proxy cut-off time may be waived or extended by the Board or a person authorized by the Board in its sole discretion without notice.

The Corporation shall make a list of all persons who are registered holders of Common Shares on the Record Date and the number of Common Shares registered in the name of each person on that date. Each Shareholder is entitled to one (1) vote on each matter to be acted on at the Meeting for each Common Share registered in his or her name as it appears on the list.

These materials are being sent to both registered and non-registered owners of Common Shares. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with the applicable securities regulatory requirements from the Intermediary (as defined below) holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Unless otherwise stated, the information contained in this Circular is as of May 20, 2025. All dollar amount references in this Circular, unless otherwise indicated, are expressed in Canadian dollars.

Shareholders and/or their appointees may participate in the Meeting by way of conference call however votes cannot be cast on the conference call. Please register at https://us02web.zoom.us/meeting/register/Vy6o4yZWRv2_qw3KbDj6MQ to receive conference call details. Electronic copies of the Meeting materials may be obtained under the Corporation’s profile on www.sedarplus.ca.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A Shareholder desiring to appoint some other person or entity to represent him at the Meeting may do so by inserting such person’s name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of Odyssey, the transfer agent of the Corporation, as indicated on the enclosed envelope not later than the times set out above.

In addition to revocation in any other manner permitted by law, a Shareholder may revoke a proxy given pursuant to this solicitation by depositing an instrument in writing (including another proxy bearing a later date) executed by the Shareholder or by an attorney authorized in writing at Suite 2400, 333 Bay Street, Toronto, Ontario, M5H 2T6 at any time up to and including the last business day preceding the day of the Meeting.

Voting of Proxies

Common Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy will be voted for each of the matters to be voted on by Shareholders as described in this Circular or withheld from voting or voted against if so indicated on the form of proxy and in accordance with the instructions of the Shareholder on any ballot that may be called for and that, if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. In the absence of such election, the proxy will confer discretionary authority to be voted in favour of each matter for which no choice has been specified. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting. At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgement of the named proxies.

Non-Registered Holders

Only registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a holder who is not a registered Shareholder (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary with whom the Non-Registered Holder deals in respect of the Common Shares such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans (an “Intermediary”); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited of which the Intermediary is a participant). In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation will distribute copies of the Notice of Meeting, forms of proxy and, if requested, this Circular to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are then required to forward the Meeting materials to Non-Registered Holders unless the Non-Registered Holder has waived the right to receive them. Non-Registered Holders will be given, in substitution for the proxy otherwise contained in proxy-related materials, a request for voting instructions (the “VIF”) which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.

The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder who receives the VIF wish to vote at a Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should so indicate in the place provided for that purpose in the VIF and a form of legal proxy will be sent to the Non-Registered Holder. In any event, Non-Registered Holders should carefully follow the instructions of their Intermediary set out in the VIF.

The Corporation intends to pay Intermediaries to forward the Meeting materials to objecting Non-Registered Holders.

Interest of Persons in Matters to be Acted Upon

No director or executive officer of the Corporation, nor any person who had held such a position since the beginning of the last completed financial year end of the Corporation, no nominee director nor any respective associates or affiliates of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon at the Meeting other than (a) the election of directors and (b) as possible recipients of stock options (“Stock Options”), deferred share units (“DSUs”), restricted share units (“RSUs”) and/or performance share units (“PSUs”) under the Corporation’s share incentive plan (the “Share Incentive Plan”).

Voting Securities and Principal Holder Thereof

The authorized capital of the Corporation consists of an unlimited number of Common Shares and 20,000,000 non-voting potash stream preferred shares. As of the Record Date, the Corporation had 329,833,024 Common Shares issued and outstanding. Each Common Share will entitle the holder thereof to one (1) vote at the Meeting.

To the knowledge of the directors and officers of the Corporation, as at the Record Date, no person beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to the Common Shares.

DIRECTOR AND EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Named Executive Officers

For the financial year ended December 31, 2024, the objectives of the Corporation’s compensation strategy were to ensure that compensation for its Named Executive Officers (as defined herein) is sufficiently attractive to recruit, retain and motivate high performing individuals to assist the Corporation in achieving its goals. The Corporation also ensures that compensation is fair, balanced and linked to the performance of the Corporation and the individual Named Executive Officer.

Compensation for the Named Executive Officers is composed primarily of three components: base fees, performance bonuses and the granting of Stock Options and DSUs. In establishing the levels of monthly base fees, the award of Stock Options, the award of DSUs and performance bonuses, the Corporation takes into consideration individual performance, responsibilities, length of service and previous grants of Stock Options and DSUs. Performance is discussed by the CNG Committee in light of achievement of the Corporation’s strategic objective of growth and the enhancement of Shareholder value through increases in the trading price of its Common Shares. For Fiscal 2024, the Corporation established an additional performance bonus plan in the form of trading return bonus policy specifically for the performance of DeFi Alpha, which permits awards of up to (a) 25% of trading returns at the discretion of the Chief Executive Officer and (b) in excess of 25% if approved by the CNG Committee (the “DeFi Alpha Bonus Policy”).

The Compensation, Nomination and Governance Committee (the “CNG Committee”) recommends and approves the monthly base fees, performance bonus, Stock Options and DSUs to be granted to the Named Executive Officers to the Board for approval. The CNG Committee and the Board does not have a pre-determined compensation plan, but rather reviews informally the performance of the Named Executive Officers when determining compensation levels. Factors considered include: the long-term interests of the Corporation and its Shareholders, the financial and operating performance of the Corporation and each Named Executive Officers individual performance, contribution towards meeting corporate objectives, responsibilities and length of service; however, these factors were informally discussed and there are no formal pre-determined goals or formal measures. In late 2024, the CNG Committee retained Mercer to conduct a review of the Corporation’s compensation plan (see Compensation Discussion and Analysis – Compensation Consultant),and intends to incorporate the Mercer’s findeings into its compensation practices going forward.

Directors

Compensation of directors of the Corporation is determined on a case-by-case basis with reference to the role that each director provides to the Corporation. Directors may receive cash bonuses and in addition, are entitled to participate in the Stock Option Plan and the DSU Plan, which is designed to give each option holder an interest in preserving and maximizing Shareholder value. Such grants are determined by an informal assessment of an individual’s current and expected role within the Corporation, level of responsibilities and the importance of his/her position and contribution to the Corporation.

Officers who also act as directors of the Corporation do not receive any additional compensation for services rendered in their capacity as directors.

Risks Associated with Compensation

Given the rapid growth of the Corporation compared with the relatively small number of personnel with the Corporation and its subsidiaries, the CNG Committee continuously considers the implications of the risks associated with the Corporations compensation policies. Areas of risk that the CNG Committee has identified include (a) incentive to take excessive risk as a result of the DeFi Alpha Bonus Policy, (b) the reliance of the Corporation on equity compensation and (c) limitations of the Corporation’s DSU Plan and flight risk for the Named Executive Officers as a result of the increase in the Corporation’s share price. The Corporation mitigates such risks by, respectively, (a) mandating that DeFi Alpha only engage in low-risk trades in compliance with existing risk policies and requiring any bonuses above 25% of trading returns to be approved by the CNG Committee, (b) continuously monitoring existing holding of and proposed equity grants to Named Executive Officers and utilizing cash compensation as the Corporation’s liquidity position improves and (c) proposing to adopt the Share Incentive Plan, which would allow for other types of equity grants in addition to Stock Options and DSUs. The CNG Committee has not identified any practices that could encourage an NEO or individual at a principal business unit or division to take inappropriate or excessive risks or risks that are reasonably likely to have a material adverse effect on the company.

Financial Instruments

The Corporation does not currently have a policy that restricts directors or NEOs from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity. However, to the knowledge of the Corporation as of the date hereof, no director or NEO of the Corporation has participated in the purchase of such financial instruments.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for C$100 invested in Common Shares on the S&P/TSX Composite Index for the period of January 31, 2021 (the month on which the Common Shares were listed on the Cboe Canada (formerly NEO Exchange Inc. (“Cboe Canada”) to December 31, 2024, assuming the reinvestment of any dividends.

The Common Shares were listed on the Cboe Canada in January 2021. Since listing on the Cboe Canada, the Corporation has expanded its management team to account for the growth of its business to sustain its operations in Europe and Canada as well as attracting new talent to develop its decentralized finance business. The value of the Common Shares have also corresponded to the fluctuations in the digital asset market over the past few years. In fiscal 2024, the digital asset market experienced an increase in asset values compared with traditional equities, which corresponded to an increase in the financial performance of the Corporation. Furthermore, the Corporation made significant progress in acquiring and forming profitable business units during this period, including the accretive acquisition of Reflexivity Research and Stillman Digital and formation of DeFi Alpha. Given that the Corporation has Stock Options and DSUs as a large component of Named Executive Officer compensation, total compensation to Named Executive Officers during this period has largely followed the trend of the Corporation’s share price.

Compensation Consultant

Mercer (Canada) Limited (“Mercer”) was retained in late 2024 to assist the CNG Committee in executive compensation benchmarking. Mercer reviewed the Company’s executive compensation against a peer group of 15 companies based on the following criteria: (a) publicly-traded company, (b) headquartered in North America and (c) within either the digital-asset technology or asset management industry. The peer group companies included in the review were Bitfarms Ltd., Hut8 Corp., Bit Digital, Inc., MoneyLion Inc., Exodus Movement, Inc., HIVE Digital Technologies Ltd., WonderFi Technologies Inc., Digihost Technology Inc., Investview, Inc., Wellfield Technologies Inc., Galaxy Digital Holdings Ltd., Virtus Investment Partners, Inc., WisdomTree, Inc., BrightSphere Investment Group Inc., Senvest Capital Inc. and Westwood Holdings Group, Inc. Additionally, Mercer was retained by the CNG Committee to review the Corporation’s short and long-term incentive plans.

The table below sets out the aggregate fees billed by Mercer for their services related to determining compensation for the Company’s directors and Named Executive Officers for each of the two most recently completed financial years:

Financial Year	Fees Billed
2024	$123,320.29
2023	N/A

NEO Summary Compensation Table

The following table summarizes the compensation paid during the three most recently completed financial years to the individuals carrying out the roles of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the Corporation and the three most highly compensated executive officers of the Corporation (together with the CEO and CFO, the “Named Executive Officers” or “NEOs”).

					Non-equity incentive plan compensation ($)
	Year	Salary	Share Awards	Option Awards	Annual incentive	Long-term incentive	Pension value	All other compensation	Total compensation
Name and Principal Position	Ended	($)(1)	($)(2)	($)(3)	plans(4)	plans	($)(5)	($)(6)	($)
Olivier Roussy Newton(6)	2024	1,012,878	Nil	1,938,503	Nil	Nil	Nil	2,951,381	2024
Chief Executive Officer	2023	961,968	Nil	362,351	Nil	Nil	Nil	1,324,319	2023
and Executive Chairman	2022	75,000	Nil	Nil	Nil	Nil	Nil	75,000	2022
Russell Starr(7) Capital Markets Consultant	2024	240,000	674,341	Nil	Nil	Nil	Nil	914,341	2024
and Former Chief Executive Officer	2023	50,000	Nil	Nil	Nil	Nil	Nil	50,000	2023
and Executive Chairman	2022	300,000	Nil	1,745,821	300,000	Nil	Nil	2,345,821	2022
Ryan Ptolemy	2024	120,000	478,322	Nil	Nil	Nil	Nil	598,322	2024
Former Chief Financial Officer	2023	120,000	102,861	Nil	Nil	Nil	Nil	222,861	2023
	2022	120,000	567,998	Nil	50,000	Nil	Nil	737,998	2022
Johan Wattenstrom(8)	2024	560,088	1,185,000	Nil	37,324,811	Nil	Nil	39,069,899	2024
Co-Founder of Valour	2023	550,793	34,661	Nil	Nil	Nil	Nil	585,454	2023
	2022	234,318	101,520	Nil	Nil	Nil	Nil	335,838	2022
Kenny Choi	2024	240,000	478,322	Nil	Nil	Nil	Nil	718,322	2024
Corporate Secretary	2023	120,000	102,861	Nil	Nil	Nil	Nil	222,861	2023
	2021	120,000	567,998	Nil	50,000	Nil	Nil	737,998	2021

Notes:

1.	Compensation has been paid as consulting fees under the independent contractor agreement with the Named Executive Officer as described under the heading “Executive Compensation – Termination of Employment, Change in Responsibilities and Employment Contracts” of this Circular.

2.	Share-based awards comprise of DSUs. Value is based on the fair value of the award on the grant date.

3.	The value ascribed to option grants represents non-cash consideration and has been estimated using the Black-Sholes Models as at the date of grant, as follows: expected dividend yield — April 9, 2021 - 0%; expected volatility — 145.2%; risk-free interest rate — 0.95%; and expected life — 5 years, May 18, 2021 - 0%; expected volatility — 145.6%; risk-free interest rate — 0.95%; and expected life — 5 years, August 13, 2021 - 0%; expected volatility — 143.7%; risk-free interest rate — 0.84%; and expected life — 5 years,. This is consistent with the accounting values used in the Corporation’s financial statements, November 23, 2023 – 0%; expected volatility - 151.7%; risk-free interest rate – 3.83% and expect life – 5 years, December 4, 2023 – 0%; expected volatility – 151.9%; risk-free interest rate – 3.54% and expected life – 5 years. The Corporation selected the Black-Scholes model given its prevalence of use in North America..

4.	Compensation paid in the form of discretionary performance based bonuses.

5.	The Corporation does not maintain a pension plan, nor does it provide the Named Executive Officers with any pension benefits.

6.	Other benefits did not exceed the lesser of $50,000 and 10% of the total annual compensation for the Named Executive Officer.

7.	Mr. Roussy Newton was appointed as Chief Executive Officer on October 6, 2022 and elected as Executive Chairman on June 20, 2023, replacing Mr. Starr in both roles. Mr. Roussy Newton is also compensated as a Director of Valour Inc., a wholly-owned subsidiary of the Corporation (“Valour”).

8.	Mr. Wattenstrom resigned as Chief Operating Officer of the Corporation on October 6, 2022. Mr. Wattenstrom remains an employee of Valour.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each Named Executive Officer outstanding as of December 31, 2024.

Outstanding Share-Based Awards and Option-Based Awards

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)(3)	Market or payout value of vested share-based awards not paid out or distributed ($)
Olivier Roussy Newton(4) Chief Executive Officer and Executive Chairman	500,000 4,500,000	500,000 options at $0.29 4,500,000 options at $0.45	November 24, 2028 December 4, 2028	17,330,000	Nil	Nil	Nil
Russell Starr(4) Capital Markets Consultant and Former Chief Executive Officer and Executive Chairman	Nil	Nil	Nil	Nil	550,000	995,625	331,875
Ryan Ptolemy Former Chief Financial Officer	100,000 300,000 1,300,000	100,000 options at $0.09 300,000 options at $1.58 1,300,000 options at $1.22	November 16, 2025 April 9, 2026 May 18, 2026	4,561,000	437,500	1,025,625	361,875
Johan Wattenstrom(5) Co-Founder of Valour	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Kenny Choi Corporate Secretary	150,000 300,000 1,000,000	150,000 options at $0.09 300,000 options at $1.58 1,000,000 options at $1.22	November 16, 2025 April 9, 2026 May 18, 2026	3,947,500	437,500	1,025,625	361,875

Notes:

1.	Based on the closing market price of $0.66 of the Common Shares on December 29, 2023 and subtracting the exercise price of the options.

2.	These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

3.	Share-based awards comprise of DSUs. Value is based on the fair value of the award on the grant date.

4.	Mr. Roussy Newton was appointed as Chief Executive Officer on October 6, 2022 and elected as Executive Chairman on June 20, 2023, replacing Mr. Starr in both roles.

5.	Mr. Wattenstrom resigned as Chief Operating Officer on October 6, 2022. Mr. Wattenstrom remains an employee of Valour.

Value on Pay-Out or Vesting of Incentive Plan Awards

The following table sets out the value of share-based awards that vested in the fiscal year ended December 31, 2024, for each Named Executive Officers.

Name	Option-based awards – Value vested during 2024 fiscal year ($)	Share-based awards – Value vested during the 2024 fiscal year ($)	Non-equity incentive plan compensation – Value earned during the 2024 fiscal year ($)
Olivier Roussy Newton	1,938,503	Nil	Nil
Ryan Ptolemy	Nil	478,322	Nil
Russell Starr	Nil	674,341	Nil
Johan Wattenstrom	Nil	1,185,000	37,324,811
Kenny Choi	Nil	478,322	Nil

None of the Named Executive Officers exercised any Stock Options or had his or her DSUs pay-out during the year ended December 31, 2024, except as follows:

1)	Ryan Ptolemy exercised 54,905 Stock Options on December 18, 2024; and

2)	Kenny Choi exercised 150,000 Stock Options on December 17, 2024.

Employment, Consulting and Management Agreements

The following describes the respective consulting and employment agreements entered into by the Corporation and its NEOs as of the date hereof.

Name	Termination Notice Period	Monthly Fees	Severance on Termination	Severance on Change of Control(1)
Olivier Roussy Newton Chief Executive Officer and Executive Chairman	30 days	CHF25,000	12 months	36 months base fees plus aggregate cash bonuses paid in the 36 months prior to the Change of Control.
Paul Bozoki Chief Financial Officer	30 days	C$25,000	6 months’ fees	24 months base fees plus aggregate cash bonuses paid in the 24 months prior to the Change of Control.
Russell Starr Capital Markets Consultant and Former Chief Executive Officer and Executive Chairman	30 days	C$20,000	3 months’ fees	Nil
Johan Wattenstrom Co-founder of Valour	30 days	CHF 30,000	1 months’ fees	Nil
Kenny Choi Corporate Secretary	30 days	C$54,167	12 months’ fees	24 months base fees plus aggregate cash bonuses paid in the 24 months prior to the Change of Control.

Notes:

(1)	Severance upon a change of control becomes payable In the event of a Change of Control of the Corporation and within one year following the date of the Change of Control the Corporation or the officer elects to terminate the agreement.

For the purpose of the agreements set forth above, “Change of Control” shall be defined as (1) the acquisition, directly or indirectly, by any person (person being defined as an individual, a corporation, a partnership, an unincorporated association or organization, a trust, a government or department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual and an associate or affiliate of any thereof as such terms are defined in the Business Corporations Act (Ontario)) or group of persons acting jointly or in concert, as such terms are defined in the Securities Act, Ontario of: (A) shares or rights or options to acquire shares of the Corporation or securities which are convertible into shares of the Corporation or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 25% (or 50% in the case of Mr. Newton’s consulting agreement) or more of the votes entitled to be cast at a meeting of the shareholders of the Corporation; (B) shares or rights or options to acquire shares, or their equivalent, of any material subsidiary of the Company or securities which are convertible into shares of the material subsidiary or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 25% (or 50% in the case of Mr. Newton’s consulting agreement) or more of the votes entitled to be cast a meeting of the shareholders of the material subsidiary; or (C) more than 25% (or 50% in the case of Mr. Newton’s consulting agreement) of the material assets of the Corporation, including the acquisition of more than 25% (or 50% in the case of Mr. Newton’s consulting agreement) of the material assets of any material subsidiary of the Corporation; or (2) as a result of or in connection with: (A) a contested election of directors; or (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Corporation or any of its Affiliates and another corporation or other entity, the nominees named in the most recent management information circular of the Corporation for election to the Corporation’s board of directors do not constitute a majority of the Corporation’s board of directors.

Summary of Termination Payments

The estimated incremental payments, payables and benefits that might be paid to the Named Executive Officers pursuant to the above noted agreements in the event of termination without cause or after a Change of Control (assuming such termination or Change of Control is effective as of the Record Date) are detailed below:

Named Executive Officer	Termination not for Cause ($)	Value of Unvested Options ($) upon termination not for cause	Termination on a Change of Control ($)	Value of Unvested Options Vested ($) upon Change in Control
Olivier Roussy Newton
Salary and Quantified Benefits	$1,012,878	Nil	$3,038,634	Nil
Bonus	Nil	Nil	Nil	Nil
Total	$1,012,878	Nil	$3,038,634	Nil
Paul Bozoki
Salary and Quantified Benefits	$150,000	Nil	$600,000	Nil
Bonus	Nil	Nil	Nil	Nil
Total	$150,000	Nil	$600,000	Nil
Russell Starr
Salary and Quantified Benefits	$60,000	Nil	Nil	Nil
Bonus	Nil	Nil	Nil	Nil
Total	$60,000	Nil	Nil	Nil
Johan Wattenstrom
Salary and Quantified Benefits	CHF 30,000	Nil	Nil	Nil
Bonus	Nil	Nil	Nil	Nil
Total	CHF 30,000	Nil	Nil	Nil
Kenny Choi
Salary and Quantified Benefits	$650,000	Nil	$1,300,000	Nil
Bonus	Nil	Nil	Nil	Nil
Total	$650,000	Nil	$1,300,000	Nil

Notes:

(1)	Severance upon a change of control becomes payable in the event of a Change of Control of the Corporation and within one year following the date of the Change of Control the Corporation or the officer elects to terminate the agreement.

Other Arrangements

Other than as disclosed below or elsewhere in this Circular, none of the officers or directors of the Corporation have compensation arrangements pursuant to any other arrangement or in lieu of any standard compensation arrangement.

Indebtedness of Directors and Executive Officers

As at the date of this Circular and during the financial year ended December 31, 2024, no director or executive officer of the Corporation (and each of their associates and/or affiliates) was indebted, including under any securities purchase or other program, to (i) the Corporation or its subsidiaries, or (ii) any other entity which is, or was at any time during the financial year ended December 31, 2024, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries.

Directors’ and Officers’ Insurance and Indemnification

The Corporation maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The Corporation has purchased, in respect of its directors and officers, an aggregate of US$2,500,000 in coverage. The approximate amount of premiums paid by the Corporation in 2024 in respect of such insurance was US$106,848.

Interest of Informed Persons in Material Transactions

No informed person (as such term is defined under applicable securities laws) of the Corporation or nominee (and each of their associates or affiliates) has had any direct or indirect material interest in any transaction involving the Corporation since January 1, 2024 or in any proposed transaction which has materially affected or would materially affect the Corporation or its subsidiaries other than as may be disclosed herein.

Director Compensation

Compensation of directors for the financial year ended December 31, 2024 was determined on a case-by- case basis with reference to the role that each director provided to the Corporation. Executive officers who also act as directors of the Corporation do not receive any additional compensation for services rendered in their capacity as directors. The following information details compensation paid in the recently completed financial year.

Director Summary Compensation Table

The following table provides information regarding the compensation awarded to each director during the year ended December 31, 2024, other than any NEOs who are also directors, whose compensation was included above.

Name	Fees earned ($)	Share awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)(1)	All other compensation ($)	Total ($)
Krisztian Toth	Nil	111,005	108,965	Nil	Nil	Nil	219,970
Mikael Tandetnik	Nil	111,005	200,123	Nil	Nil	Nil	311,128
Stefan Hascoet	Nil	111,005	200,123	Nil	Nil	Nil	311,128
Suzanne Ennis	Nil	111,005	108,965	Nil	Nil	Nil	219,970
Andrew Forson	Nil	Nil	Nil	Nil	Nil	Nil	Nil
TOTALS	Nil	444,020	618,176	Nil	Nil	Nil	1,062,196

1.	The Corporation does not maintain a pension plan nor does it provide the Named Executive Officers with any pension benefits.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each director outstanding as of December 31, 2024, other than any NEOs who are also directors, whose compensation was included above.

Outstanding Share-Based Awards and Option-Based Awards

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1) (2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)(3)	Market or payout value of vested share-based awards not paid out or distributed
Krisztian Toth	450,000 500,000	1.11 0.29	May 25, 2026 November 24, 2028	1,255,500	50,000	111,005	273,000
Mikael Tandetnik	225,000 62,500	1.58 0.52	March 22, 2026 December 11, 2028	733,250	50,000	111,005	Nil
Stefan Hascoet	350,000 62,500	1.58 0.52	March 22, 2026 December 11, 2028	1,023,250	50,000	111,005	682,500
Suzanne Ennis	250,000 75,000	1.70 0.29	September 21, 2026 November 28, 2028	185,000	50,000	111,005	565,500
Andrew Forson	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Based on the closing market price of $3.90 of the Common Shares on December 31, 2024 and subtracting the exercise price of the options.

(2)	These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(3)	Share-based awards comprise of DSUs. Value is based on the fair value of the award on the grant date.

Value on Pay-Out or Vesting of Incentive Plan Awards

The following table sets out, for each director, other than any NEOs who are also directors, the value of share-based awards that vested in the fiscal year ended December 31, 2024.

Name	Option-based awards – Value vested during 2024 fiscal year ($)	Share-based awards – Value vested during the 2024 fiscal year ($)	Non-equity incentive plan compensation – Value earned during the 2024 fiscal year ($)
Krisztian Toth	108,965	Nil	Nil
Mikael Tandetnik	200,123	Nil	Nil
Stefan Hascoet	200,123	Nil	Nil
Suzanne Ennis	108,965	Nil	Nil
Andrew Forson	Nil	Nil	Nil

No director exercised his or her Stock Options or were paid out his or her DSUs during the year ended December 31, 2024, except as set forth below.

1)	Krisztian Toth exercised 500,000 Stock Options on November 28, 2024;

2)	Mikael Tandetnik exercised 687,500 Stock Options in 2024;

3)	Stefan Hascoet exercised 687,500 Stock Options in 2024; and

4)	Suzanne Ennis exercised 325,000 Stock Options in 2024.

Stock Option Plan

The Corporation believes that granting stock options to officers, directors, consultants and employees encourages retention and more closely aligns the interests of such key personnel with the interests of shareholders while at the same time not drawing on the limited cash resources of the Corporation.

The Stock Option Plan is designed to advance the interests of the Corporation by encouraging employees, officers and consultants to have equity participation in the Corporation through the acquisition of Common Shares. The following is a summary of the terms of the proposed Stock Option Plan, which is qualified in its entirety by the provisions of the Stock Option Plan.

The Stock Option Plan is a “evergreen” stock option plan under Cboe Canada Exchange Listing Manual as under the Stock Option Plan the Corporation is authorized to grant Stock Options of up to 10% of its issued and outstanding Common Shares at the time of the Stock Option grant, from time to time, with no vesting provisions. As of the date hereof, there is an aggregate of 23,080,000 Stock Options outstanding under the Stock Option Plan, which represents approximately 7.9% of the outstanding Common Shares.

The terms and conditions of each Stock Option granted under the Stock Option Plan will be determined by the Board or the CNG Committee. Stock Options will be priced in the context of the market and in compliance with applicable securities laws and Cboe Canada Exchange guidelines. Consequently, the exercise price for any Stock Option shall not be lower than the market price of the underlying Common Shares at the time of grant. Vesting terms will be determined at the discretion of the Board or the CNG Committee. The Board or the CNG Committee shall also determine the term of Stock Options granted under the Stock Option Plan, provided that no Stock Option shall be outstanding for a period greater than five years. The Board or the CNG Committee shall also have complete discretion to set the terms of any vesting schedule of each Stock Option granted.

The Stock Option Plan provides for amendment procedures that specify the kind of amendments to the Stock Option Plan that will require Shareholder approval. The Board or the CNG Committee believes that except for certain material changes to the Stock Option Plan, it is important that the Board or the CNG Committee has the flexibility to make changes to the Stock Option Plan without Shareholder approval. Such amendments could include making appropriate adjustments to outstanding Stock Options in the event of certain corporate transactions, the addition of provisions requiring forfeiture of options in certain circumstances, specifying practices with respect to applicable tax withholdings and changes to enhance clarity or correct ambiguous provisions.

The Stock Option Plan does not provide for the transformation of Stock Options granted under the Stock Option Plan into stock appreciation right involving the issuance of securities from the treasury of the Corporation.

The Stock Option Plan provides that holders of Stock Options who are restricted from trading in securities of the Corporation during periodic black-out periods imposed by the Corporation shall be entitled to exercise a Stock Option that was set to expire during a black-out period imposed by the Corporation until the day that is five business days following the expiry of the black-out period.

Directors, officers, employees and certain consultants shall be eligible to receive Stock Options under the Stock Option Plan. Upon the termination of an optionholder’s engagement with the Corporation, the cancellation or early vesting of any Stock Option shall be in the discretion of the Board. In general, the Corporation expects that Stock Options will be cancelled 90 days following an optionholder’s termination from the Corporation. Stock Options granted under the Stock Option Plan shall not be assignable.

The Corporation will not provide financial assistance to any optionholder to facilitate the exercise of Stock Options under the Stock Option Plan.

Pursuant to Section 10.13 – Security Based Compensation of the Cboe Canada Exchange Listing Manual, the Corporation is required to obtain the approval of its Shareholders to any stock option plan that is a “evergreen” plan every three years at the Corporation’s annual meeting of Shareholders. The Stock Option Plan was last approved by Shareholders at the annual and special meeting of Shareholders held on June 25, 2024.

The table below sets out the outstanding options under the Stock Option Plan as of the Record Date.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	26,806,187	$1.48	26,806,187
Equity compensation plans not approved by security holders	N/A	N/A	N/A
TOTAL	26,806,187	$1.48	26,806,187

DSU Plan

The Corporation believes that granting DSUs to officers, directors, consultants and employees encourages retention and more closely aligns the interests of such key personnel with the interests of shareholders while at the same time not drawing on the limited cash resources of the Corporation.

The Board administers DSU Plan, designates from time to time those directors, officers, employees, and consultants of the Corporation to whom DSUs are to be granted and determines the number of shares covered by such DSUs. DSUs are granted by the Corporation pursuant to recommendations by the CNG Committee and approval of the Board.

The following is a summary of the principal terms of the DSU Plan, which is qualified in its entirety by the provisions of the DSU Plan:

●	Eligible participants of the DSU Plan include any director, officer, employee or consultant of the Corporation;

●	The Board fixes the vesting terms it deems appropriate when granting DSUs;

●	The number of DSUs that may be granted under the DSU Plan may not exceed 5% of the total issued and outstanding Common Shares at the time of grant. As of the date hereof, there is an aggregate of 8,607,005 DSUs outstanding under the DSU Plan, which represents approximately 2.97% of the outstanding Common Shares.

●	No DSUs shall be granted under the DSU Plan if such grant could result, at any time, in (i) the number of Common Shares issuable to insiders of the Corporation under all share compensation arrangements exceeding 10% of the issued and outstanding Common Shares, (ii) the issuance to insiders of the Corporation of a number of Common Shares exceeding 10% of the issued and outstanding Common Shares, (iii) the number of Common Shares reserved for issuance under all share compensation arrangements with any one participant, together with such participants permitted assigns, exceeding 5% of the issued and outstanding Common Shares and (iv) a grant of more than 2% of the issued and outstanding Common Shares to any one contractor in any one-year period;

●	Under the DSU Plan, the DSUs are to be redeemed and paid out by the Corporation within 60 days of when a participant ceases to be a directors, officer, employee or consultant of the Corporation without further action or payment on the part of the holder of the DSU. For each DSU, the Corporation will deliver a payment of one Common Shares.

●	DSUs granted under the DSU Plan may not be assigned or transferred except to certain permitted assigns; and

●	Subject to any regulatory or Cboe Canada approval, the Board may from time to time amend or revise the terms and conditions of the DSU Plan.

Pursuant to Section 10.13 – Security Based Compensation of the Cboe Canada Listing Manual, the Corporation is required to obtain the approval of its Shareholders to any deferred share unit plan that is a “evergreen” plan every three years at the Corporation’s annual meeting of Shareholders. The DSU Plan was last approved by Shareholders at the annual and special meeting of Shareholders held on June 25, 2024, and is therefore subject to approval at the Meeting.

The table below sets out the outstanding DSUs under the DSU Plan as of the Record Date.

	Number of securities to be issued upon exercise of outstanding DSUs	Weighted-average exercise price of outstanding DSUs	Number of securities remaining available under the DSU Plan (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	8,607,005	$0.00	5,901,532
Equity compensation plans not approved by security holders	N/A	N/A	N/A
TOTAL	8,607,005	0.00	5,901,532

Corporate Governance Policies

Management of the Corporation and the Board recognize the importance of corporate governance in effectively managing the Corporation, protecting employees and Shareholders, and enhancing Shareholder value.

The Board fulfills its mandate directly and through its Audit Committee and its CNG Committee and other ad hoc committees at regularly scheduled meetings or as required. The directors are kept informed regarding the Corporation’s operations at regular meetings and through reports and discussions with management on matters within their particular areas of expertise. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Corporation’s affairs and in light of opportunities or risks that the Corporation faces.

The Corporation believes that its corporate governance practices are in compliance with applicable Canadian requirements. The Corporation is committed to monitoring governance developments to ensure its practices remain current and appropriate.

The following table shows the director attendance records for 2024:

Director	Board	Audit Committee	CNG Committee
Olivier Roussy Newton	4 of 6	N/A	N/A
Mikael Tandetnik(1)	6 of 6	4 of 4	4 of 4
Stefan Hascoet(1)	6 of 6	4 of 4	4 of 4
Suzanne Ennis(1)	5 of 6	4 of 4	N/A
Andrew Forson(2)	2 of 2	N/A	N/A
Chase Ergen(1)(3)	N/A	N/A	N/A
Krisztian Toth(3)	6 of 6	N/A	4 of 4

Notes:

(1)	Independent director

(2)	Mr. Forson was appointed as a director on July 31, 2024.

(3)	Mr. Toth resigned on March 3, 2025 and was replaced by Chase Ergen.

Board of Directors

Pursuant to National Instrument 58-101 – Corporate Governance, a director is independent if the director has no direct or indirect relationship with the issuer which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment. Certain directors are deemed to have a material relationship with the issuer by virtue of their position or relationship with the Corporation. The Board is currently comprised of six members, four of which are independent. Mr. Roussy Newton is non-independent as he is the Chief Executive Officer of the Corporation and Mr. Forson is non-independent as he is the President of the Corporation. In assessing whether a director is independent for these purposes, the circumstances of each director have been examined in relation to a number of factors. The independent directors may meet separately from the non-independent directors, as determined necessary from time to time, in order to facilitate open and candid discussion among the independent directors. The executive chair of the Board, Mr. Roussy Newton, is not an independent director.

Other Public Corporation Directorships

To the best of the Corporation’s knowledge and based on publicly available information, as of the date hereof, the directors of the Corporation hold directorship positions with the following reporting issuers:

Director	Reporting Issuer
Olivier Roussy Newton	BTQ Technologies Corp.
Mikael Tandetnik	None
Stefan Hascoet	None
Suzanne Ennis	Realbotix Corp
Andrew Forson	None
Chase Ergen (Charles Edward)	None

Board Mandate

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Corporation, and to act with a view towards the best interests of the Corporation. In discharging its mandate, the Board is responsible for the oversight and review of:

●	the strategic planning process of the Corporation;

●	identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks;

●	succession planning, including appointing, training and monitoring senior management;

●	a communications policy for the Corporation to facilitate communications with investors and other interested parties; and

●	the integrity of the Corporation’s internal control and management information systems.

The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee and the Compensation, Nomination and Governance Committee.

Orientation and Continuing Education

Generally, the CNG Committee is responsible for ensuring that new directors are provided with an orientation and education program, which will include written information about the duties and obligations of directors, the business and operations of the Corporation, documents from recent board meetings, and opportunities for meetings and discussion with senior management and other directors. Directors are expected to attend all meetings of the board and are also expected to prepare thoroughly in advance of each meeting in order to actively participate in the deliberations and decisions.

The Board recognizes the importance of initial and ongoing director education and the need for each director to take personal responsibility for this process. The Board notes that it has benefited from the experience and knowledge of individual members of the Board in respect of the evolving governance regime and principles. The Board ensures that all directors are apprised of changes in the Corporation’s operations and business. All Board members are provided with copies of periodic reports on the business and operations of the Corporation.

Nomination of Directors

The Board is largely responsible for identifying new candidates for nomination to the Board. The process by which candidates are identified is through recommendations presented to the Board, which establishes and discusses qualifications based on corporate law and regulatory requirements as well as education and experience related to the business of the Corporation.

Compensation

The CNG Committee is responsible for recommending to the Board the compensation of the directors and Chief Executive Officer of the Corporation. The process for determining executive compensation is relatively informal, in view of the size and stage of the Corporation and its operations. The Corporation does not maintain specific performance goals or use benchmarks in determining the compensation of executive officers. Upon the recommendation of the CNG Committee, the Board may at its discretion award either a cash bonus or stock options for high achievement or for accomplishments that the Board deems as worthy of recognition.

The CNG Committee reviews and discusses proposals received by the Chief Executive Officer of the Corporation regarding the compensation of management and the directors. Please refer to the section “Compensation and Corporate Governance Committee”.

Position Description

The Corporation has not developed a formal position description for the Chief Executive Officer, Chairman of the Board and chair of each Board committee. The Board assists in defining the role of the Chief Executive Officer, Chairman of the Board and chair of each Board committee through its regular meetings. The responsibilities of the Chief Executive Officer, Chairman of the Board and chair of each Board committee are well-known by the Board and the Chief Executive Officer due to their extensive experience and knowledge in the industry and based on customary practice.

Board Assessments

The Board and its individual directors are assessed on an informal basis continually as to their effectiveness and contribution. The Chair of the Board encourages discussion amongst the Board as to evaluation of the effectiveness of the Board as a whole and of each individual director. All directors are free to make suggestions for improvement of the practice of the Board at any time and are encouraged to do so.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees. The CNG Committee has responsibility for monitoring compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Chair of the Audit Committee and the Corporate Secretary. In addition, the Board conducts regular audits to test compliance with the Code.

The Board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the Corporation has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the Corporation’s Directors and the Chairman and CEO regarding any potential conflicts of interest.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations in all jurisdictions in which the Corporation conducts business; providing guidance to directors, officers and employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct.

A copy of the Code and other corporate governance policies may be found on the Corporation’s website at https://defi.tech/investor-relations#corporate-governance.

Defined Term Limits and Board Renewal

The Corporation has not adopted director term limits or other mechanisms of Board renewal as their imposition would unduly limit the pool of potential directors available to the Corporation and risk losing directors who have been able to, over time, develop an insight in the Corporation and its operations.

Majority Voting Policy

The Corporation has adopted a Majority Voting Policy to provide a meaningful way for the Corporation’s shareholders to hold individual directors accountable and to require the Corporation to closely examine directors that do not have the support of a majority of Shareholders who vote at the Meeting. The policy provides that forms of proxy for the election of directors will permit a Shareholder to vote in favour of, or to withhold from voting, separately for each director nominee and that where a director nominee has more votes withheld than are voted in favour of him or her, the nominee will be considered not to have received the support of the shareholders, even though duly elected as a matter of corporate law. Pursuant to the policy, such a nominee will forthwith submit his or her resignation to the Board, such resignation to be effective on acceptance by the Board. The Board will then establish an advisory committee (the “Committee”) to which it shall refer the resignation for consideration within a 90 day period. In such circumstances, the Committee will make a recommendation to the Board as to the director’s suitability to serve as a director after reviewing, among other things, the results of the voting for the nominee and the Board will consider such recommendation. Any director subject to the Majority Voting Policy will not be a member of the Committee or participate in any Board level discussion where his or her resignation is being considered. Absent exceptional circumstances the Committee and the Board will accept the resignation of the nominee director. Once the Board has made a final decision regarding the resignation, the Corporation will publicly disclose the Board’s decision regarding the resignation, including the reasons for not accepting the resignation, if applicable. If the resignation is accepted, the Board may leave the vacancy unfilled or appoint a new director to fill the vacancy.

This policy does not apply where an election involves a proxy battle (i.e., where proxy material is circulated in support of one or more nominees who are not part of the director nominees supported by the management of the Corporation).

Audit Committee

The purposes of the Audit Committee are to assist the Board’s oversight of: the integrity of the Corporation’s financial statements; the Corporation’s compliance with legal and regulatory requirements; the qualifications and independence of the Corporation’s independent auditors; and the performance of the independent auditors and the Corporation’s internal audit function.

Please see Schedule “A” for the text of the Audit Committee Charter.

Composition of the Audit Committee

The Corporation’s Audit Committee is comprised of three directors, Stefan Hascoet (Chair), Mikael Tandetnik and Suzanne Ennis. Each member of the Audit Committee is considered to be financially literate and are considered independent, as such term is defined in NI 52-110.

Relevant Education and Experience

Please see page 22 for the biographies of each member of the Audit Committee.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year has there been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on either (a) an exemption in section 2.4 of NI 52-110; or (b) an exemption from NI 52- 110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

HDCPA Professional Corporation (“HDCPA”) are the current external auditors of the Corporation and were appointed on December 20, 2023. The aggregate fees billed and estimated to be billed by the external auditors for the last two (2) fiscal years is set out in the table below. “Audit Fees” includes fees for audit services including the audit services completed for the Corporation’s subsidiaries. “Audit Related Fees” includes fees for assurance and related services by the Corporation’s external auditor that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and not reported under Audit Fees including the review of interim filings and travel related expenses for the annual audit. “Tax Fees” includes fees for professional services rendered by the external auditor for tax compliance, tax advice, and tax planning. “All Other Fees” includes all fees billed by the external auditors for services not covered in the other three categories.

Year	Audit Fees ($)	Audit Related Fees	Tax Fees ($)	All Other Fees
2024	524,342	Nil	21,000	545,342
2023	385,375	37,500	15,000	437,875

Compensation, Nomination and Governance Committee

The CNG Committee is comprised of Mr. Olivier Roussy Newton, Mr. Mikael Tandetnik and Mr. Stefan Hascoet. Mr. Tandetnik and Mr. Hascoet are independent directors and Mr. Roussy Newton is a non-independent director. Please see page 22 for the biographies of each member of the CNG Committee.

The CNG Committee’s responsibilities are twofold: (a) compensation and (b) nomination and corporate governance.

First, with respect to compensation, the CNG Committee’s responsibility include (i) discharging the Board’s responsibilities relating to the compensation of the Corporation’s executive officers, (ii) administering the Corporation’s incentive compensation and equity-based plans, and (iii) assisting the Board with respect to management succession and development. In carrying out its duties with respect to compensation, the CNG Committee reviews and makes recommendations to the Board on an annual basis regarding (A) company-wide compensation programs and practices, (B) all aspects of the remuneration of the Corporation’s executive officers and directors, and (C) equity-based plans and any material amendments thereto (including increases in the number of securities available for grant as options or otherwise thereunder).

The primary function of the CNG Committee with respect to nomination and governance matters is to exercise the responsibilities and duties set forth below, including but not limited to: (i) advising the Board on corporate governance in general, (ii) identifying candidates to act as directors of the Corporation, (iii) recommending to the Board qualified candidates to nominate as a director of the Corporation for consideration by the shareholders of the Corporation at the next annual meeting of shareholders, (iv) overseeing and assessing the functioning of the Board and the committees of the Board, and (v) developing and recommending to the Board, and overseeing the implementation and assessment of, effective corporate governance principles.

MATTERS TO BE CONSIDERED

Financial Statements

The financial statements for the fiscal year ended December 31, 2024 will be presented to Shareholders for review at the Meeting. No vote by the Shareholders is required with respect to this matter.

Election of Directors

The Board currently consists of six directors. The Corporation has nominated six persons (the “Nominees”) for election as a director at the Meeting. At the Meeting, Shareholders will be asked to elect each individual Nominee as a director. All directors so elected will hold office until the end of the next annual general meeting of shareholders of the Corporation or until their successors are elected or appointed, unless their office is vacated earlier in accordance with the by-laws of the Corporation or with the provisions of the Business Corporations Act (Ontario).

The following table provides the names of the Nominees and information concerning such Nominees. The persons in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director.

Information in the table below regarding the number of Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by the Nominees is based upon information furnished by the respective Nominee and is as at the Record Date.

Name and Municipality of Residence	Principal Occupation for the previous five years	Director Since	Number of Common Shares Beneficially Owned or Over which Control is Exercised(1)
Olivier Roussy Newton Zug, Switzerland(3)	Chief Executive Officer of the Corporation Co-Founder of Valour Inc.	June 20, 2023	17,947,810
Mikael Tandetnik(2) (3) Geneva, Switzerland	Founder of Ariane Group SA	June 20, 2023	1,415,455
Stefan Hascoet(2) (3) Geneva, Switzerland	Managing Partner of Deep Knowledge Ventures Suisse	June 20, 2023	1,753,000
Chase Ergen (Charles Edward) Vaud, Switzerland	Security Specialist Nagravision SA	March 3, 2025	0
Per Von Rosen Stockholm, Sweden	Project Manager at FNZ Group	N/A	0
Silvia Andriotto Monaco	Director at JTC Group	N/A	0

Notes:

(1)	The Corporation has relied exclusively on the respective Nominee for this information.

(2)	Member of the Audit Committee

(3)	Member of the Compensation, Nomination and Governance Committee.

Biographical information for each of the nominated directors are set out below:

Mr. Roussy Newton is the Chief Executive Officer of the Corporation. He is a technology entrepreneur who has made significant contributions to the fields of FinTech, Quantum Computing and Capital Markets. Mr. Roussy Newton founded and served as president of HIVE Blockchain Technologies, which made history by becoming the first crypto mining company to go public in 2017 and has also been involved in a number of other highly successful ventures. Mr. Roussy Newton also serves as the Managing Director of BTQ Technologies Corp., where he is responsible for overseeing the company’s operations on research focused on post quantum technologies.

Mr. Tandetnik is a seasoned wealth manager and CEO with a strong background in finance. He embarked on his career as a Salesperson for equity and structured products at BNP Paribas, gaining valuable experience in the field. Subsequently, he transitioned to various brokerage firms, honing his expertise in investment management. After founding LS Advisor in Paris and driven by his passion for the cryptocurrency industry, Mr. Tandetnik established Ariane Group SA in Geneva, a wealth management companies specializing in catering to cryptocurrency clients and investments. He played a pivotal role in numerous fundraising initiatives for both listed and unlisted private crypto companies, demonstrating his deep involvement in the crypto space. Mr. Tandetnik’s academic qualifications include a Bachelor’s degree in Business from the Ecole Supérieure de Gestion et Finance (ESGF) in France and a Master’s degree from ESLSCA, where he specialized in Trading and Options.

Mr. Hascoet is a capital markets professional who spent 12 years in the City of London in the field of equity derivatives and cross-asset structured products working for three global investment banks, including at RBC Capital Markets, leading a team covering Swiss clients. After his initial training in the institutional finance world, Mr. Hascoet decided to focus on the dual fields of finance & blockchains through various entrepreneurial endeavors, focusing on making blockchain assets investible and building bridges with the established banking systems and capital markets frameworks. Mr. Hascoet is a Swiss resident, based in Geneva, Managing Partner of Deep Knowledge Ventures Suisse, a data-driven investment holding of commercial and non-profit organizations active in the fields of DeepTech, Fintech and Longevity. Mr. Hascoet is a graduate of the French Grande Ecole system, having studied at l’Ecole Ste Genevieve in Versailles and ESCP Business School in Paris.

Mr. Ergen is a visionary entrepreneur and a leading figure in the decentralized finance space. As the son of Charlie Ergen, founder of Dish Network, a subsidiary of Echostar (NASDAQ: SATS), Chase has leveraged his firsthand experience, entrepreneurial roots, and forward-thinking mindset to drive innovation across satellite technology, information and communications technology (ICT), and cross-sector enterprises. With 20 years of experience in the satellite and 5G telecommunications ecosystem, along with deep relationships in U.S. institutional finance. A former Bitcoin miner, Chase was an early adopter in the cryptocurrency space, gaining firsthand experience with blockchain technology and decentralized finance long before they became mainstream. Mr. Ergen attended the University of British Columbia.

Per von Rosen is an accomplished financial markets professional with over two decades of experience across equity, FX and fixed income trading, portfolio management, and regulatory project leadership. Most recently, Mr. von Rosen served as a Project Manager at FNZ Group in Stockholm, implementing a Swedish subsidiary of the German bank, European Bank for Financial Services. Prior to that, Mr. von Rosen spent 11 years at Swedbank, contributing to business development, but also managing Swedbank’s liquidity portfolio (€8-9 billion AUM at the time). Mr. von Rosen’s earlier roles span proprietary and institutional trading at Nordea, Erik Penser Bank, and the Swedish National Pension Fund 1 (€55 billion AUM at that time). Mr. von Rosen holds an MSc in Radiation Physics from Uppsala University, where he also studied economics and art history.

Silvia Andriotto is an accomplished business lawyer with a strong track record in corporate finance, wealth management, and business strategy. Ms. Andriotto has held senior roles in both corporate and entrepreneurial environments, advising firms on innovation strategy, governance, and financial structuring. Ms. Andriotto has worked for over a decade for the world’s largest corporate service providers, including Vistra Group and JTC Group. Ms. Andriotto is also the co-author of the best-selling business book Business Future, which explores innovation trends and strategic foresight in the evolving economic landscape. Ms. Andriotto holds a Master’s degree in Technology and Law from the prestigious University of California, Berkeley, where she specialized in the intersection of emerging technologies, regulatory frameworks, and digital innovation.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of each of the Nominees. If prior to the Meeting any of such Nominees is unable to or unwilling to serve, the persons named in the accompanying form of proxy will vote for another nominee or nominees in their discretion if additional nominations are made at the Meeting. Each Nominee elected will hold office until his successor is elected at the next annual meeting of the Corporation, or any postponement(s) or adjournment(s) thereof, or until his successor is elected or appointed.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or corporation, except the directors and executive officers of the Corporation acting solely in such capacity.

The Board of Directors recommends that Shareholders vote in favour of electing each of the directors as set forth above. PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE ELECTION OF EACH DIRECTOR.

Cease Trade Orders or Bankruptcies

Other than as disclosed herein, no director or executive officer of the Corporation is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

On March 18, 2024, BTQ Technologies Corp. applied for a management cease trade order (an “MCTO”) under National Policy 12-203 Management Cease Trade Orders (“NP 12-203”) due to the delayed filing of its consolidated financial statements for the year ended December 31, 2023. The MCTO was lifted on June 4, 2024, after the filing of the Company’s outstanding financial statements and associated materials. Mr. Olivier Roussy Newton was a director and the Chief Executive Officer of BTQ Technologies Corp. at the time of the MCTO.

No director or executive officer of the Corporation is or has been, within the ten years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No director or executive officer has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

No proposed director has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Appointment of Auditors

On December 20, 2023, the board of directors of the Corporation appointed HDCPA Professional Corporation (“HDCPA”) as auditors of the Corporation following the resignation of BF Borgers CPA PC as auditors of the Corporation. At the Meeting, Shareholders will be asked to re-appoint HDCPA as auditors of the Corporation until the close of the next annual meeting of and to authorize the directors to fix their remuneration.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE APPOINTMENT OF HDCPA AS THE CORPORATION’S AUDITORS AND AUTHORIZING THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER COMMON SHARES ARE TO BE VOTED AGAINST SUCH A RESOLUTION.

Approval of Share Incentive Equity Plan

The Corporation has currently adopted the Stock Option Plan and the DSU Plan. During the course of the CNG Committee’s review of the Corporation’s compensation plans with Mercer, the CNG Committee identified that the Corporation’s current Stock Option Plan and DSU Plan did not adequately provide for a medium-term equity compensation, such as RSUs and PSUs. As a result, the CNG Committee determined that it was appropriate to adopt the Share Incentive Plan to replace the Corporation’s Stock Option Plan and DSU Plan.

The Share Incentive Plan provides eligible participants (“Participants”) with compensation opportunities that encourage ownership of Common Shares, enhance the ability to attract, retain and motivate the executive officers and other key management and incentivize them to increase the long term growth and equity value of the Corporation in alignment with the interests of Shareholders. The Share Incentive Plan allows the Board or the CNG Committee to grant long-term incentives to Directors, officers, employees, eligible contractors and others consistent with the provisions of the Share Incentive Plan. Awards granted under the Share Incentive Plan may consist of stock options (“Options”), restricted share units (“RSUs”), deferred share units (“DSUs”) and performance share units (“PSUs”, and together with Options, RSUs, and DSUs, “Awards”). Each Award is subject to the terms and conditions set forth in the Share Incentive Plan and to those other terms and conditions specified by the Board or the CNG Committee.

On May 20, 2025, the Board adopted the Share Incentive Plan, a copy of which is attached to this Circular as Appendix “A”. The following is a summary of the principal terms of the Share Incentive Plan, which is qualified in its entirety by the provisions of the plan:

Shares Subject to the Share Incentive Plan

Up to 15% of the Common Shares issued and outstanding from time to time (including shares issued under any other security based compensation arrangement of the Corporation) may be issued pursuant to Awards under the Share Incentive Plan (including any Stock Options issued under the Stock Option Plan and DSUs issued under the DSU Plan).

No Participant will be granted awards in any single calendar year with respect to more than 5% of the issued and outstanding Common Shares. If, and to the extent, Awards granted under the Share Incentive Plan: (i) are exercised; or (ii) are terminated, expire, are canceled or are forfeited, Common Shares subject to such Awards will again be available for grant under the Share Incentive Plan. In addition, if and to the extent an Award is settled for cash, the Common Shares subject to the Award will again be available for grant under the Share Incentive Plan.

In the event of any recapitalization, reorganization, arrangement, amalgamation, stock split or consolidation, stock dividend or other similar event or transaction, substitutions or adjustments will be made by the Board or the CNG Committee to: (i) the aggregate number, class and/or issuer of the securities reserved for issuance under the Share Incentive Plan; (ii) the number, class and/or issuer of securities subject to outstanding Awards; and (iii) the exercise price of outstanding Options in a manner that reflects equitably the effects of such event or transaction, and such substitution or adjustment shall be subject to Cboe Canada’s consent for so long as the Common Shares or any of the securities of the Corporation are listed on Cboe Canada.

Awards under the Share Incentive Plan are non-assignable and non-transferable, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of the deceased Participant.

Amendments

The Board may amend, alter or discontinue the Share Incentive Plan or amend the terms of any Award agreement, provided that (1) no such amendment, modification, change, suspension or termination of the Share Incentive Plan or any Share Incentive Plan Award may materially impair any rights of a Participant or materially increase any obligations of a Participant under the Plan without the consent of the Participant, unless the Board determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements, and (2) Shareholder approval is required to: (i) reduce the exercise price or purchase price of Awards under the Share Incentive Plan; (ii) extend the term under an Award; (iii) permit Awards to be transferable or assignable by Participants, other than by will or by the laws of descent and distribution; (iv) remove or increase the participation limits as they apply to insiders; (v) increase the maximum number of securities issuable, either as a fixed number or a fixed percentage of the outstanding capital represented by such securities; and (vi) amend an amending provision within the Share Incentive Plan.

The Board or the CNG Committee may, without Shareholder approval, amend the Share Incentive Plan with respect to (i) amendments of a “housekeeping nature”; (ii) changes to the vesting or exercise provisions of the Share Incentive Plan or any Award; (iii) changes to the provisions of the Share Incentive Plan relating to the expiration of Awards prior to their respective expiration dates upon the occurrence of certain specified events; or (iv) the cancellation of an Award.

Termination of Service

Unless provided otherwise in the Award agreement, if a Participant’s service with the Corporation or any of the Corporation’s affiliates terminates due to resignation, (A) the right to exercise any Option that is exercisable at the time of resignation, will terminate on the date that is 90 days following the earlier of (i) the date of resignation; and (ii) the Option’s original expiration date, and (B) any unvested DSU, RSU or PSU held by such Participant will terminate effective as of the date of resignation, and all rights to receive payment thereunder will be forfeited, subject to with respect to PSUs, the Board shall determine the extent of satisfaction of the performance criteria in determining the number of PSUs that shall be eligible for vesting and exercise. Unless provided otherwise in the Award agreement, if a Participant’s service with the Corporation or any of the Corporation’s affiliates terminates due to death or total disability, (A) the right to exercise an Option will terminate on the earlier of one year following such termination and the Option’s original expiration date, provided that all Options that will not vest within 12 months following the date of such Participant’s death shall immediately and automatically terminate, and (B) any DSUs, RSUs or PSUs will vest on the date of such death or total disability and will settle in accordance with the Share Incentive Plan, subject to with respect to PSUs, the Board shall determine the extent of satisfaction of the performance criteria in determining the number of PSUs that shall be eligible for vesting and exercise. If a Participant’s relationship with the Corporation or any of the Corporation’s affiliates terminates for cause, any Award (whether vested or unvested) not already exercised will automatically expire and terminate as of the date of such termination. If a Participant is prevented, by order or similar decision of the Ontario Securities Commission or other regulatory authority having jurisdiction over the Corporation or its affairs, from holding a particular Award, then each such Award held by the Participant shall terminate and shall therefore cease to be exercisable upon the making of such order or similar decision. If a Participants’ service with the Corporation or any of the Corporation’s affiliates terminates due to termination without cause or retirement, (A) the right to exercise any Option that is exercisable at the time of resignation, will terminate on the date that is 90 days following the earlier of (i) the date of resignation; and (ii) the Option’s original expiration date, and (B) any unvested DSU, RSU or PSU held by such Participant will terminate effective as of the date of such termination, and all rights to receive payment thereunder will be forfeited.

Change of Control

In the event of a change of control of the Corporation (a “Change of Control”), and unless otherwise provided in an Award agreement or a written employment contract between the Corporation and a Participant, the Board may provide that: (i) the successor corporation or entity will assume each Award or replace it with a substitute Award on terms substantially similar to the existing Award; (ii) the Awards will be surrendered for a cash payment made by the successor corporation or entity equal to the fair market value thereof; or (iii) any combination of the foregoing will occur, provided that the replacement of any Option with a substitute Option shall, at all times, comply with the provisions of subsection 7(1.4) of the Income Tax Act (Canada).

If in connection with or within 12 months following a change of control, and unless otherwise provided in an Award agreement or a written employment contract between the Corporation and a Participant, a Participant’s service, consulting relationship, or employment with the Corporation, an affiliate or the continuing entity is terminated without cause, or the Participant resigns from his or her employment as a result of certain events set forth in the Share Incentive Plan, then all Awards then held by such Participant (and, if applicable, the time during which such Awards may be exercised) will immediately vest. In the event that an Award is subject to vesting upon the attainment of performance criteria, then the number of Options, DSUs, RSUs or PSUs that shall immediately vest will be determined by multiplying the number of Awards subject to such vesting criteria by the pro rata performance criteria achieved by the termination date.

Options

The exercise price of any Option granted under the Share Incentive Plan will be the closing price of the Common Shares on the Cboe Canada on the trading day immediately preceding the date on which the Option is granted. The Board or the CNG Committee will be entitled to determine the Option term for each Option; provided, however, that the exercise period of any Option may not exceed five years from the date of grant. Vesting for each Option is also determined by the Board or the CNG Committee.

If approved by the Board, in lieu of paying the exercise price for the Common Shares to be issued pursuant to such exercise, the Option holder may elect to acquire the number of Common Shares determined by subtracting the exercise price from the fair market value of the Common Shares on the date of exercise, multiplying the difference by the number of Common Shares in respect of which the Option was otherwise being exercised and then dividing that product by such fair market value of the Shares.

RSUs

Each RSU represents the right to receive from the Corporation, after fulfilment of any applicable conditions specified by the Board or the CNG Committee, a payment from the Corporation (i) if settlement is made in cash, in an amount equal to the fair market value (determined at the time of distribution) of one Common Share per each RSU being settled or (ii) if settlement is being made in Common Shares, on the basis of one Common Share per each RSU being settled. Prior to settlement, an RSU will carry no voting or dividend rights or other rights associated with share ownership. Unless otherwise specified in the Award agreement, an RSU award may be settled in Common Shares, cash or in any combination of both; however, the determination to settle an RSU in whole or in part in cash, Common Shares, or any combination of both may be made by the Board or the CNG Committee, in its sole discretion. The Board or the CNG Committee is also entitled to determine the vesting and any conditions for RSUs, provided that such conditions are not inconsistent with the Share Incentive Plan and any RSU granted under the Share Incentive Plan must be settled on or before December 15th of the third calendar year following the calendar year in which the RSU is granted.

DSUs

Each DSU provides for the right to receive from the Corporation, on a deferred payment basis, a Common Share or the cash equivalent of a Common Share in an amount equal to the fair market value (determined at the applicable date) on the terms contained in the Share Incentive Plan. The amount will not be paid out until the earlier of the death, retirement, or loss of office or employment of the recipient with the Corporation or any of its affiliates, thereby providing an ongoing equity stake throughout the recipient’s period of service. Unless otherwise specified in the Award agreement, a DSU award may be settled in Common Shares, cash, or in any combination of both, however, a determination to settle a DSU in whole or in part in cash will be made by the Board or the CNG Committee, in its sole discretion.

PSUs

Each PSU represents a right to receive from the Corporation, after fulfillment of any applicable conditions specified by the Board or the CNG Committee (including achievement of certain performance criteria), a payment from the Corporation (i) if settlement is made in cash, in an amount equal to the fair market value (at the time of the distribution) of one Common Share per each PSU being settled multiplied by the payout factor, or (ii) if settlement is made in Common Shares, on the basis of one Common Share per each PSU being settled multiplied by the payout factor. Prior to settlement, a PSU will carry no voting or dividend rights or other rights associated with share ownership. Unless otherwise specified in the Award agreement, a PSU award may be settled in Common Shares, cash, or in any combination of both, however, a determination to settle a PSU in whole or in part in Common Shares, cash, or in any combination of both, will be made by the Board or the CNG Committee, in its sole discretion. The Board or the CNG Committee will also be entitled to determine the performance period, vesting and any performance criteria for PSUs, provided such terms and conditions are not inconsistent with the Share Incentive Plan.

A resolution (the “Share Incentive Plan Resolution”) will be placed before the Shareholders at the Meeting to approve the Share Incentive Plan. This approval will be effective for three years from the date of the Meeting. If the Share Incentive Plan is approved by Shareholders at the Meeting, the Stock Option Plan and the DSU Plan will continue to govern outstanding Awards that have been previously granted thereunder; however, the Corporation will not issue any new Awards under the Stock Option Plan and the DSU Plan.

If the Share Incentive Plan is not approved by Shareholders at the Meeting, the Stock Option Plan and the DSU Plan will continue to be operative until June 25, 2027, or three years form the day that the Stock Option Plan and the DSU Plan were approved by the shareholders of the Corporation.

In order to be effective, the Share Incentive Plan Resolution must be approved by the affirmative vote of a simple majority of the votes cast at the Meeting in respect of such resolution. The Board unanimously recommends that shareholders vote FOR the Share Incentive Plan Resolution. Accordingly, shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the following Share Incentive Plan Resolution:

“BE IT RESOLVED THAT:

1.	The share incentive plan of the Corporation (the “Share Incentive Plan”), as summarized in the Circular dated May 20, 2025 and in the form attached as Schedule “B” thereto, be and is hereby ratified, confirmed, and approved, subject to the Corporation obtaining all required approvals from the Cboe Canada Exchange and any other regulatory authorities;

2.	All unallocated entitlements under the Share Incentive Plan be and are hereby approved;

3.	The Corporation have the ability to continue granting awards under the Share Incentive Plan until the date that is three years from the date on which these resolutions are passed; and

4.	any director or officer of the Corporation is hereby authorized to execute (whether under the corporate seal of the Corporation or otherwise) and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the true intent of these resolutions.”

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE SHARE INCENTIVE PLAN UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE COMMON SHARES ARE TO BE VOTED AGAINST SUCH ORDINARY RESOLUTION.

Additional Information

Additional information relating to the Corporation may be found under the profile of the Corporation on SEDAR+ at www.sedarplus.ca. Additional financial information is provided in the Corporation’s audited financial statements and related management’s discussion and analysis for the financial year ended December 31, 2024, which can be found at or under the profile of the Corporation on SEDAR+. Shareholders may also request these documents by emailing kenny@defi.tech or by telephone at (416) 861-2262.

Board of Directors Approval

The contents of this Circular and the sending thereof to the Shareholders of the Corporation have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Olivier Roussy Newton”
Chief Executive Officer and Executive Chairman

Toronto, Ontario May 20, 2025

SCHEDULE “A”

DEFI TECHNOLOGIES INC.

AUDIT COMMITTEE CHARTER

Mandate

The primary function of the audit committee (the “Committee”) is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements; (ii) review and appraise the performance of the Company’s external auditors; and (iii) provide an open avenue of communication among the Company’s auditors, financial and senior management and the board of directors.

Composition

The Committee shall be comprised of three directors as determined by the board of directors, the majority of whom shall be free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of this Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the board of directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full board of directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfil its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)	Review and update this Charter annually.

(b)	Review the Company’s financial statements, management discussion and analysis (“MD&A”) and any annual and interim earnings, press releases before the Company publicly discloses this informimation and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a)	Review annually the performance of the external auditors who shall be ultimately accountable to the board of directors and the Committee as representatives of the shareholders of the Company.

(b)	Obtain annually a formal written statement of the external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)	Take or recommend that the full board of directors take appropriate action to oversee the independence of the external auditors.

(e)	Recommend to the board of directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)	At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

(g)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)	Review with management and the external auditors the audit plan for the year- end financial statements and intended template for such statements.

(i)	Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(i)	the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

(ii)	such services were not recognized by the Company at the time of the engagement to be non-audit services; and

(iii)	such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the board of directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

(b)	Consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c)	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)	Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(a)	Review certification process.

(b)	Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related party transactions.

SCHEDULE “B”

Defi Technologies Inc.

Share Incentive Plan

1.	Purpose; Interpretation.

(a)	Purpose. The purposes of the Defi Technologies Inc. Share Incentive Plan are to enable Defi Technologies Inc. (the “Corporation”) and its Affiliates to recruit and retain highly qualified directors, officers and employees; to provide those persons with an incentive for productivity and an opportunity to share in the growth and value of the Corporation; and align the interests of Participants with those of the shareholders of the Corporation.

(b)	Definitions. In this Plan, unless something in the subject matter or context is inconsistent therewith:

“Affiliate” means any person that is a subsidiary of the Corporation, or directly or indirectly controls, or is controlled by, or is under common control with, the Corporation (or their successors).

“associate” has the meaning ascribed thereto in the Securities Act.

“Award” means a grant of Options, DSUs, RSUs or PSUs pursuant to the provisions of this Plan.

“Award Agreement” means, with respect to any particular Award, the written document that sets forth the terms and conditions of that particular Award granted under this Plan.

“Blackout Period” means any period during which a policy of the Corporation prevents an Insider of the Corporation from trading in the Shares.

“Board” means the board of directors of the Corporation, as constituted from time to time; provided, however, that if the board of directors appoints a Committee to perform some or all of the Board’s administrative functions hereunder pursuant to Section 2, references in this Plan to the “Board” will be deemed to also refer to that Committee in connection with matters to be performed by that Committee.

“Broker” has the meaning set out in Section 11(d).

“Business Day” means being a day other than a Saturday, Sunday or statutory holiday in Toronto, Ontario.

“Cause” will mean such Participant’s:

(i)	misappropriation or theft of the Corporation’s or any of its subsidiaries’ funds or property;

(ii)	indictment for, conviction of or entering of a plea of nolo contendere of any fraud, misappropriation, embezzlement or similar act, or other crime involving dishonesty, disloyalty or moral turpitude;

(iii)	commission of any act or omission involving dishonesty or fraud with respect to the Corporation or any of its subsidiaries or any of their customers, suppliers or other business relations;

(iv)	the willful and continued failure or refusal to substantially perform the duties reasonably required of the Participant as an employee of the Corporation or any subsidiary to whom such Participant reports, directly or indirectly;

(v)	failure to observe all material and lawful policies of the Corporation or any of its subsidiaries applicable to such Participant;

(vi)	material breach of contractual obligations (including, without limitation, non-competition, non-solicitation, non-disclosure or similar obligations) owed to the Corporation or any subsidiary thereof or failure to perform any of the Participant’s material duties owed to the Corporation or any subsidiary;

(vii)	any act or omission by such Participant that aids or abets, or is intended to aid or abet, any person to the disadvantage or detriment of the Corporation and/or its subsidiaries;

(viii)	subject to compliance with applicable human rights legislation, continued or repeated absence by such Participant from the workplace (to the extent such continued or repeated absences continue to occur after written notice thereof), unless such absence is in compliance with Corporation policy or approved or excused by the Board or the applicable board of directors of a subsidiary of the Corporation in advance of such absence;

(ix)	engaging in any willful misconduct which is or could reasonably be expected to be materially injurious to the financial condition or business reputation of the Corporation or its subsidiaries;

(x)	commission of any act involving willful malfeasance or gross negligence or the Participant’s failure to act involving material nonfeasance;

(xi)	Misconduct;

(xii)	any other material breach by such Participant of any agreement by and between such Participant and the Corporation or any of its subsidiaries or any policies of the Corporation and its Affiliates, including, without limitation, those relating to unlawful discrimination, harassment or retaliation, and/or those set forth in the employee manuals or statements of policy of the Corporation or any of its subsidiaries; or

(xiii)	any other conduct or misconduct that constitutes just cause pursuant to applicable laws;

(xiv)	provided, however, that, in the case of the above sub-clauses (v), (vi) and (x), termination of employment by the Corporation or the Corporation’s Affiliate, if applicable, will not be for “Cause” unless (A) such breach is not capable of being cured, or (B) such Participant has first been given written notice of such breach by the Corporation or its Affiliate, as applicable, and, if such breach is capable of being cured, such breach remains uncured for a period of five business days after such notice to the Participant or, if cured, recurs within 180 days.

“Cboe Canada” means Cboe Canada Inc. (formerly the NEO Exchange Inc.).

“Change in Control” means, at any time the occurrence of any of the following, in one transaction or a series of related transactions:

(xv)	the acquisition by any person or persons acting jointly or in concert (as determined by the Securities Act), whether directly or indirectly, of beneficial ownership of voting securities of the Corporation that, together with all other voting securities of the Corporation held by such persons, constitute in the aggregate more than 50% of all of the then outstanding voting securities of the Corporation.

(xvi)	an amalgamation, arrangement, consolidation, share exchange, take-over bid or other form of business combination of the Corporation with another person that results in the holders of voting securities of that other person holding, in the aggregate, more than 50% of all outstanding voting securities of the person resulting from the business combination;

(xvii)	the sale, lease, exchange or other disposition of all or substantially all of the property of the Corporation or any of its Affiliates to another person, other than (A) in the ordinary course of business of the Corporation or of an Affiliate of the Corporation or (B) to the Corporation or any one or more of its Affiliates;

(xviii)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(xix)	as a result of, or in connection, with: (A) a contested election of directors of the Corporation, or (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Corporation or any of its Affiliates and another person, where the nominees named in the most recent management proxycircular of the Corporation for election to the Board will not constitute a majority of the Board; or

(xx)	any other transaction that is deemed to be a “Change in Control” for the purposes of this Plan by the Board in its sole and absolute discretion.

Notwithstanding the foregoing, a transaction or a series of related transactions will not constitute a Change in Control if such transaction(s) result(s) in the Corporation, any successor to the Corporation, or any successor to the Corporation’s business, being controlled, directly or indirectly, by the same person or persons who controlled the Corporation, directly or indirectly, immediately before such transaction(s).

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Committee” means a committee appointed by the Board in accordance with Section 2.

“Director” means a member of the Board or of the board of directors of any Affiliates of the Corporation.

“DSU” means a deferred share unit granted under, and subject to restrictions imposed pursuant to, Section 6 hereof.

“Eligible Contractor” means persons who are not employees, officers or directors of the Corporation that (i) are engaged to provide on a bona fide basis consulting, technical, management or other services to the Corporation or any Affiliates under a written contract with the Corporation or the Affiliate and (ii) in the reasonable opinion of the Board, spend or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate.

“Exercise Notice” has the meaning set out in Section 5(a)(iv).

“Exercise Price” has the meaning set out in Section 5(a)(i).

“Fair Market Value” means, as of any date: (i) if the Shares are not then publicly traded, the value of such Shares on that date, as determined by the Board in good faith and in its sole and absolute discretion; or (ii) if the Shares are publicly traded, the closing price of the Shares on the trading day immediately preceding such date on Cboe Canada or the principal securities exchange on which the majority of the trading in the Shares occurs, or, if the Shares are not listed or admitted to trading on Cboe Canada or any other securities exchange, but are traded in the over-the-counter market, the closing sale price of a Share on that date or, if no sale is publicly reported, the average of the closing bid and asked prices on that date, as furnished by two registered Canadian investment dealers.

“Governmental Authorities” means any domestic or foreign legislative, executive, judicial or administrative body or person having purporting to have jurisdiction in the relevant circumstances.

“Insider” means a “reporting insider” as that term is defined in National Instrument 55-104 – Insider Reporting Requirements and Exemptions.

“Legacy DSU Plan” means the Corporation’s DSU plan approved at the annual general and special meeting of the Corporation’s common shareholders held on June 25, 2024.

“Legacy Option Plan” means the Corporation’s stock option plan approved at the annual general and special meeting of the Corporation’s common shareholders held on June 25, 2024.

“Legacy Plans” means, together, the Legacy DSU Plan and the Legacy Option Plan.

“Misconduct” means gross negligence, intentional misconduct, fraud or other misconduct or wilful act engaged in by the Participant which resulted in a Restatement (as defined in the Compensation Recovery Policy of the Corporation).

“Option” means an option to purchase Shares granted under, and subject to restrictions imposed pursuant to, Section 5.

“Participant” means an employee, officer, Eligible Contractor or Director (or any company, all of the voting securities of which are beneficially owned by one or more of the foregoing persons) of the Corporation or of any of its Affiliates to whom an Award is granted.

“Payout Factor” means, for any PSU, the percentage, ranging from 0% to 200% (or within such other range as the Board may determine from time to time), quantifying the performance achievement realized on a distribution date determined in accordance with the performance conditions or measures and other terms outlined in the PSU grant letter evidencing such PSU.

“Plan” means this share incentive plan, as amended from time to time.

“PSU” means a performance share unit granted under, and subject to restrictions imposed pursuant to, Section 8.

“Retirement” means, in respect of a Participant who is an employee, the cessation of the office or employment of the Participant, and in respect of a Participant who is a Director, the cessation of being a Director and not otherwise being an employee (whether as a result of the resignation, not standing for re-election to the relevant board or not being elected or re-elected as a member of the relevant board by the shareholders at a meeting), in each case other than a termination for cause.

“RSU” means a restricted share unit granted under, and subject to restrictions imposed pursuant to, Section 7.

“Securities Act” means the Securities Act (Ontario).

“Shares” mean the common shares of the Corporation, and any shares of the Corporation that a Participant may become entitled to acquire pursuant to Section 3(c).

“subsidiary” means with respect to any person, an entity which is controlled by such person; when used without reference to a particular person, “subsidiary” means a subsidiary of the Corporation.

“total disability” means disability as determined by the Corporation’s policies and the Corporation’s insurer, if applicable.

“Tax Act” means the Income Tax Act (Canada).

“Withholding Obligations” has the meaning set out in Section 11(d)(i).

(c)	Control.

(i)	For the purposes of this Plan,

(A)	a person controls a body corporate if securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are beneficially owned by the person and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate;

(B)	a person controls an unincorporated entity, other than a limited partnership, if more than 50% of the ownership interest, however designated, into which the entity is divided are beneficially owned by that person and the person is able to direct the business and affairs of the entity;

(C)	the general partner of a limited partnership controls the limited partnership.

(ii)	A person who controls an entity is deemed to control any entity that is controlled or deemed to be controlled, by the entity.

(iii)	A person is deemed to control, within the meaning of Section 1(c)(i)(A) or 1(c)(i)(B), an entity if the aggregate of:

(A)	any securities of the entity that are beneficially owned by that person, and

(B)	any securities of the entity that are beneficially owned by an entity controlled by that person is such that, if that person and all of the entities referred to in Section 1(c)(iii)(B) that beneficially own securities of the entity were one person, that person would control the entity.

(d)	Term of Award. In the event the term of an award is set to expire within a Blackout Period, the term of such Award will expire 10 Business Days after the date on which the Blackout Period has ended.

(e)	Termination. With respect to this Plan only, and for greater certainty, the date of termination will be the Participant’s last day of active employment with, or service to, the Corporation or any of its Affiliates, regardless of whether such termination occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice, and does not include any period of statutory, contractual, common law or other reasonable notice of termination of employment or any period of salary continuance or deemed employment.

(f)	Headings. The discussion of this Plan into Sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Plan. Unless something in the subject matter or context is inconsistent therewith, references in this Plan to Sections are to Sections of this Plan.

(g)	Extended Meanings. In this Plan words importing the singular number only include the plural and vice versa; words importing any gender include all genders; and words importing persons include individuals, corporations, limited and unlimited liability corporations, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities. The term “including” means “including without limiting the generality of the foregoing”.

(h)	Statutory References. In this Plan, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

2.	Administration.

(a)	Administration. This Plan will be administered by the Board; provided, however, that the Board may at any time appoint a Committee, including the Compensation, Nominating and Governance Committee of the Board, to perform some or all of the Board’s administrative functions hereunder; and provided further, that the authority of any Committee appointed pursuant to this Section 2 will be subject to such terms and conditions as the Board may prescribe from time to time and will be coextensive with, and not in lieu of, the authority of the Board hereunder.

(b)	Directors Entitled to Vote. Directors who are eligible for Awards or have received Awards may vote on any matters affecting the administration of this Plan or the grant of Awards, except that no such member will act upon the grant of an Award to himself or herself, but any such member may be counted in determining the existence of a quorum at any meeting of the Board during which action is taken with respect to the grant of Awards to himself or herself.

(c)	Authority of the Board. The Board will have the authority to grant Awards under this Plan. In particular, subject to the terms of this Plan, the Board will have the authority to:

(i)	select the persons to whom Awards may from time to time be granted hereunder (consistent with the eligibility conditions set forth in Section 4);

(ii)	determine the type of Award to be granted to any person hereunder;

(iii)	determine the number of Shares, if any, to be covered by each Award; and

(iv)	establish the terms and conditions of each Award Agreement granted under this Plan.

(d)	Idem. The Board will have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing this Plan as it, from time to time, deems advisable; to interpret the terms and provisions of this Plan and any Award issued under this Plan, and any Award Agreement; and to otherwise supervise the administration of this Plan. The Board may correct any defect, supply any omission or reconcile any inconsistency in this Plan or in any Award or Award Agreement in the manner and to the extent it deems necessary to carry out the intent of this Plan.

(e)	Decisions of the Board Final. All decisions made by the Board pursuant to the provisions of this Plan will be final and binding on all persons, including the Corporation and Participants. No Director will be liable for any good faith determination, act or omission in connection with this Plan or any Award.

3.	Shares Subject to the Plan.

(a)	Shares Subject to the Plan. The Shares to be subject to or related to Awards under this Plan will be authorized and unissued shares of the Corporation. The maximum number of Treasury Shares that may be subject to Options, DSUs, RSUs or PSUs under this Plan and any other security based compensation arrangement of the Corporation, including the Legacy Plans, is 15% of the issued Shares outstanding from time to time. For greater certainty, if and to the extent that an award granted pursuant to a Legacy Plan or an Award granted pursuant to this Plan is exercised, redeemed or settled, as applicable, a number of Shares equal to the number of Shares associated with that award or Award, as applicable, will again become available for grant under this Plan. The Corporation will reserve for the purposes of this Plan, out of its authorized and unissued Shares, such number of Shares. Notwithstanding the foregoing, no Participant may be granted, in any calendar year, Awards with respect to more than 5% of the issued and outstanding Shares.

(b)	Effect of the Expiration or Termination of Awards. If and to the extent that an Option expires, terminates or is cancelled or forfeited for any reason without having been exercised in full, the Shares associated with that Option will again become available for grant under this Plan. Similarly, if and to the extent an Award of DSUs, RSUs or PSUs is cancelled or forfeited for any reason, the Shares subject to that Award will again become available for grant under this Plan. In addition, if and to the extent an Award is settled for cash, the Shares subject to that Award will again become available for grant under this Plan.

(c)	Other Adjustment. In the event of any recapitalization, reorganization, arrangement, amalgamation, subdivision or consolidation, stock dividend or other similar event or transaction, substitutions or adjustments will be made by the Board: (i) to the aggregate number, class and/or issuer of the securities reserved for issuance under this Plan; (ii) to the number, class and/or issuer of securities subject to outstanding Awards; and (iii) to the Exercise Price of outstanding Options in a manner that reflects equitably the effects of such event or transaction.

(d)	Change of Control. If a Change of Control occurs, and unless otherwise provided in an Award Agreement or a written employment or service contract between the Corporation and a Participant and except as otherwise set out in this Section 3(d), the Board may provide that: (1) the successor corporation or entity will assume each Award or replace it with a substitute Award on terms substantially similar to the existing Award; (2) the Awards will be surrendered for a cash payment made by the successor corporation or entity equal to the Fair Market Value thereof; or (3) any combination of the foregoing will occur, provided that the replacement of any Option with a substitute Option shall, at all times, comply with the provisions of subsection 7(1.4) of the Tax Act.

(e)	Acceleration on Change of Control. If in connection with or within 12 months following a Change of Control, and unless otherwise provided in an Award Agreement or a written employment or service contract between the Corporation and a Participant, a Participant’s service, consulting relationship, or employment with the Corporation, an Affiliate or the continuing entity is terminated without cause, or the Participant resigns from his or her employment as a result of either (i) a substantial diminution in the Participant’s authorities, duties, responsibilities, status (including officers, titles, and reporting requirements) from those in effect immediately prior to the Change of Control; (ii) the Corporation requiring the Participant to be based at a location in excess of one hundred (100) kilometers from the location of the Participant’s principal job location or office immediately prior to a Change of Control; or (iii) a reduction in the Participant’s base salary, or a substantial reduction in the Participant’s target compensation under any incentive compensation plan, as in effect as of the date of a Change of Control, then all Awards then held by such Participant (and, if applicable, the time during which such Awards may be exercised) will immediately vest. In the event that an Award is subject to vesting upon the attainment of performance criteria, then the number of Options, DSUs, RSUs or PSUs that shall immediately vest will be determined by multiplying the number of Awards subject to such vesting criteria by the pro rata performance criteria achieved by the termination date and with any applicable Payout Factor being deemed to be satisfied at 100%.

4.	Eligibility. Employees, officers, Eligible Contractors and Directors of the Corporation and of any of its Affiliates are eligible to be granted Awards under this Plan.

5.	Options.

(a)	Any Option granted under this Plan will be in such form as the Board may at the time of such grant approve. The Award Agreement evidencing any Option will incorporate the following terms and conditions and will contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Board may impose in its sole and absolute discretion:

(i)	Option Price. The exercise price per Share purchasable under an Option (the “Exercise Price”) will be determined by the Board and will not be less than 100% of the Fair Market Value of a Share on the date of the grant or such other minimum price as is permitted by the stock exchange or market on which the Shares are then listed or quoted.

(ii)	Option Term. The term of each Option will be fixed by the Board; provided, however, that no Option, subject to earlier cancellation, will be exercisable more than 5 years after the date the Option is granted, or in the event the 5 year anniversary of the date of grant falls within a Blackout Period, the date which is 5 Business Days after the date on which the Blackout Period has ended.

(iii)	Exercisability. Options will vest and be exercisable at such time or times and subject to such terms and conditions as determined by the Board.

(iv)	Method of Exercise. Subject to the exercisability and termination provisions set forth in this Plan and in the applicable Award Agreement, Options may be exercised, in whole or in part, at any time and from time to time during the term of the Option, by the delivery of written notice of exercise by the Participant to the Corporation specifying the number of Shares to be purchased (the “Exercise Notice”). Subject to Section 5(a)(vi), the aggregate Exercise Price in respect of the Options being exercised will be paid at the time of exercise in cash, certified cheque or bank draft. The Exercise Notice will contain the Participant’s undertaking to comply, to the satisfaction of the Corporation and its counsel, with all applicable provisions of this Plan and the Award Agreement which, by their terms, are intended to be binding on Shares issued pursuant to the exercise of Options granted pursuant to this Plan. The Participant will not have the right to distributions or dividends or any other rights of a shareholder with respect to the Shares subject to any Options until the Participant has given the Exercise Notice, has paid in full for such Shares in accordance with this Section 5(a)(iv), and fulfills such other conditions as may be set forth in the Plan or the applicable Award Agreement.

(v)	Cashless Exercise. If approved by the Board, in lieu of paying the Exercise Price for the Shares to be issued pursuant to such exercise, the Option Holder may elect to acquire the number of Shares determined by subtracting the Exercise Price from the Fair Market Value of the Shares on the date of exercise, multiplying the difference by the number of Shares in respect of which the Option was otherwise being exercised and then dividing that product by such Fair Market Value of the Shares. In such event, the number of Shares as so determined (and not the number of Shares to be issued under the Option) will be deemed to be issued under the Plan and the Option fully and finally exercised.

(vi)	Termination of Service. Unless otherwise specified in the Award Agreement, Options will be subject to the terms of Section 9 with respect to exercise upon or following termination of employment or other service with the Corporation or any of its Affiliates.

(vii)	Non-Transferability. (A) no Option may be sold, pledged, assigned, hypothecated, gifted, transferred or disposed of in any manner, either voluntarily or involuntarily by operation of law, other than by will or by the laws of descent and distribution, and (B) all Options will be exercisable only by the Participant or by his or her personal representative.

6.	DSUs.

(a)	Nature of Award. Each DSU will provide the right to receive, on a deferred payment basis, a Share or the cash equivalent of a Share in an amount equal to the Fair Market Value of the Share (at the applicable payment date) as described in this Section 6. Vested DSUs will not be redeemable and paid except upon the earlier of the death, Retirement, or loss of office or employment of the Participant with the Corporation and/or any of its Affiliates terminates. A DSU award may be settled in Shares, cash, or in any combination of Shares and cash. The determination to settle a DSU in whole or in part in cash may be made by the Board, in its sole and absolute discretion. DSUs will be settled by the Corporation as soon as practicable following the death, Retirement, or loss of office or employment of the Participant with the Corporation and/or each of its Affiliates and, in any event, no later than December 15th of the end of the first calendar year following the year in which such death, Retirement or loss of office or employment occurs.

(b)	Terms and Conditions. Any DSU granted under this Plan will be in such form as the Board may at the time of such grant approve. The Award Agreement evidencing any DSU will incorporate the following terms and conditions and will contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Board may impose in its sole and absolute discretion:

(i)	Termination of Service. Unless otherwise specified in the Award Agreement, DSUs will be subject to the terms of Section 9 with respect to settlement upon termination of employment or other service, with the Corporation or any of its Affiliates; and

(ii)	Non-Transferability. (A) no DSU may be sold, pledged, assigned, hypothecated, gifted, transferred or disposed of in any manner, either voluntarily or involuntarily by operation of law, other than by will or by the laws of descent and distribution, and (B) all DSUs will be exercisable only by the Participant or by his or her personal representative.

7.	RSUs.

(a)	Nature of Award. Each RSU will represent the right to receive from the Corporation, after fulfillment of any applicable conditions, a payment from the Corporation (i) if settlement is made in cash, in an amount equal to the Fair Market Value (at the time of the distribution) of one Share per each RSU being settled, and (ii) if settlement is being made in Shares, on the basis of one Share per each RSU being settled. Payments may be made in Shares, cash, or in any combination of Shares and cash. The determination to settle an RSU in whole or in part by Shares, cash or in any combination will be made by the Board, in its sole and absolute discretion.

(b)	Terms and Conditions. Any RSU granted under this Plan will be in such form as the Board may at the time of such grant approve. The Award Agreement evidencing any RSU will incorporate the following terms and conditions and will contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Board may impose in its sole and absolute discretion:

(i)	Termination of Service. Unless otherwise specified in the Award Agreement, RSUs will be subject to the terms of Section 9 with respect to settlement upon termination of employment or other service, with the Corporation or any of its Affiliates; and

(ii)	Non-Transferability. (A) no RSU may be sold, pledged, assigned, hypothecated, gifted, transferred or disposed of in any manner, either voluntarily or involuntarily by operation of law, other than by will or by the laws of descent and distribution, and (B) all RSUs will be exercisable only by the Participant or by his or her personal representative.

(iii)	Settlement. Unless otherwise specified in the Award Agreement, a RSU granted under this Plan must be settled on or before December 15th of the third calendar year following the calendar year in which the RSU is granted.

8.	PSUs.

(a)	Nature of Award. Each PSU will represent the right to receive from the Corporation, after fulfillment of any applicable conditions (including achievement of certain performance criteria) a payment from the Corporation (i) if settlement is made in cash, in an amount equal to the Fair Market Value (at the time of the distribution) of one Share per each PSU being settled multiplied by the Payout Factor, and (ii) if settlement is made in Shares, on the basis of one Share per each PSU being settled multiplied by the Payout Factor. Payments may be made in Shares, cash, or in any combination of Shares and cash. The determination to settle a PSU in whole or in part by Shares, cash or any combination will be made by the Board, in its sole and absolute discretion.

(b)	Terms and Conditions. Any PSU granted under this Plan will be in such form as the Board may at the time of such grant approve. The Award Agreement evidencing any PSU will incorporate the following terms and conditions and will contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Board may impose in its sole and absolute discretion:

(i)	Termination of Service. Unless otherwise specified in the Award Agreement, PSUs will be subject to the terms of Section 9 with respect to settlement upon termination of employment or other service, with the Corporation or any of its Affiliates;

(ii)	Non-Transferability. (A) no PSU may be sold, pledged, assigned, hypothecated, gifted, transferred or disposed of in any manner, either voluntarily or involuntarily by operation of law, other than by will or by the laws of descent and distribution, and (B) all PSUs will be exercisable only by the Participant or by his or her personal representative;

(iii)	Settlement. Unless otherwise specified in the Award Agreement, a PSU granted under this Plan must be settled on or before December 15th of the third calendar year following the calendar year in which the PSU is granted.

9.	Termination of Employment or Service (Options, DSUs, RSUs and PSUs).

(a)	Termination by Reason of Death or Total Disability. Unless otherwise specified by the Board with respect to a particular Award or set forth in an Award Agreement or applicable employment or service contract, if a Participant’s employment or service with the Corporation or any of its Affiliates terminates by reason of the death or total disability of the Participant:

(i)	Options: any vested Option held by such Participant may thereafter be exercised, to the extent it was exercisable at the time of his or her death, by the legal representative of the Participant, for a period ending 12 months following the earlier of (i) the date of such Participant’s death, and (ii) on the last day of the stated term of such Option. All Options that will not vest within 12 months following the date of such Participant’s death shall immediately and automatically terminate; and

(ii)	DSUs, RSUs and PSUs: any DSUs, RSUs or PSUs held by such Participant will vest on the date of such death or total disability and be capable of settlement pursuant to and subject to the terms of this Plan, subject to with respect to PSUs, the board shall determine the extent of satisfaction of the performance criteria and applicable Payout Factor in determining the number of PSUs that shall be eligible for vesting and exercise, with the Payout Factor deemed to be 100%.

(b)	Cause. Except with respect to Misconduct, unless otherwise specified by the Board with respect to a particular Award or set forth in an Award Agreement or applicable employment or service contract, if a Participant’s service with the Corporation or any of its Affiliates is terminated for Cause, (i) any Award (whether vested or unvested) held by the Participant will immediately and automatically expire and terminate as of the date of such termination, (ii) all rights to receive payment thereunder will be forfeited by the Participant following the date of termination, and (iii) any Shares for which the Corporation has not yet delivered share certificates or the Participant has not received a customary confirmation through the facilities of The Canadian Depository for Securities Limited (or its successor) in respect thereof, as applicable, will be immediately and automatically forfeited and the Corporation will, in the case of an Option, refund to the Participant the Exercise Price paid for such Shares, if any.

(c)	Regulatory Order. If a Participant is prevented, by order or similar decision of the Ontario Securities Commission or other regulatory authority having jurisdiction over the Corporation or its affairs, from holding a particular Award, then each such Award held by such Participant shall terminate and shall therefore cease to be exercisable upon the making of such order or similar decision.

(d)	Termination Without Cause and Retirement. Unless otherwise specified by the Board with respect to a particular Award or set forth in an Award Agreement or applicable employment or service contract, if a Participant’s service with the Corporation or any of its Affiliates terminates due to termination by the Corporation without Cause or Retirement:

(i)	Options: any Options held by such Participant that were vested at the date of termination may thereafter be exercised by the Participant for a period ending 90 days following the earlier of (i) the date of such termination, and (ii) the last day of the stated term of such Option. Any remaining unvested Options will terminate effective as of the date which is 90 days after the date of termination, and all rights to receive payment thereunder will be forfeited; and

(ii)	DSUs, RSUs and PSUs: Any unvested DSUs, RSUs and PSUs, will terminate effective as of the date of termination, and all rights to receive payment thereunder will be forfeited. With respect to PSUs the board shall determine the extent of satisfaction of such performance criteria in determining the number of PSUs that shall be eligible for vesting and exercise.

(e)	Other. Unless otherwise specified by the Board with respect to a particular Award or set forth in an Award Agreement or applicable employment or service contract, if a Participant’s service with the Corporation or any of its Affiliates terminates for any other reason, (A) any Option held by such Participant that was vested at the date of termination may thereafter be exercised by the Participant for a period ending 90 days following the earlier of (i) the date of such termination, and (ii) the last day of the stated term of such Option, and (B) any unvested DSU, RSU or PSU held by such Participant will terminate effective as of the date of termination, and all rights to receive payment thereunder will be forfeited.

(f)	General: The provisions of this Section 9 will not apply in respect of such termination if such Participant will continue to serve the Corporation or one or more of its other Affiliates following such termination in a capacity eligible to participate in this Plan pursuant to Section 4.

10.	Amendment and Termination.

(a)	Amendments Requiring Shareholders Approval. The Board may amend, alter or discontinue this Plan or amend the terms of any Award or Award Agreement at any time, provided that (1) no such amendment, modification, change, suspension or termination of the Plan or any Awards granted hereunder may materially impair any rights of a Participant or materially increase any obligations of a Participant under the Plan without the consent of the Participant, unless the Board determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements, and (2) shareholder approval will be required for amendments to:

(i)	reduce the exercise price or purchase price of any Award;

(ii)	extend the term under an Award beyond its original expiry date;

(iii)	permit Awards to be transferable or assignable by Participants, other than by will or by relevant laws of descent and distribution;

(iv)	remove or exceed the limits in this Plan on participation as they pertain to Insiders of the Corporation;

(v)	increase the maximum number of securities issuable, either as a fixed number or a fixed percentage of the Corporation’s outstanding capital represented by such securities; or

(vi)	amend an amending provision within this Plan.

(b)	Amendments Not Requiring Shareholder Approval. Notwithstanding Section 10(a) but subject to the requirements of any stock exchange upon which the Shares are then listed and applicable law, no shareholder approval will be required for:

(i)	amendments to this Plan of a “housekeeping nature”;

(ii)	changes to the vesting or exercise provisions or other restrictions applicable to any Award, Award Agreement or this Plan not inconsistent with the provisions of Section 10(a);

(iii)	changes to the provisions of this Plan relating to the expiration of Awards prior to their respective expiration dates upon the occurrence of certain specified events determined by the Board;

(iv)	the cancellation of an Award; or

(v)	any other amendment to an Award, Award Agreement or this Plan which is approved by any applicable stock exchange and which does not require shareholder approval.

11.	General Provisions.

(a)	Compliance with Applicable Law. Shares will not be issued hereunder unless, in the judgment of counsel for the Corporation, the issuance complies with the requirements of any stock exchange or quotation system on which the Shares are then listed or quoted, the Securities Act and all other applicable laws.

(b)	Legends. All certificates for Shares or other securities delivered under this Plan will be subject to such share-transfer orders and other restrictions as the Board may deem advisable under the rules, regulations, and other requirements of any stock exchange upon which the Shares are then listed, the Securities Act and any applicable laws, and the Board may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(c)	No Employment Rights or Representation or Warranty. Neither the adoption of this Plan nor the execution of any document in connection with this Plan will (i) confer upon any employee of the Corporation or any of its Affiliates any right to continued employment or engagement with the Corporation or any such Affiliate, or (ii) interfere in any way with the right of the Corporation or any such Affiliate to terminate the employment of any of its employees at any time. The Corporation makes no representation or warranty as to the future market value of any Share distributed pursuant to this Plan.

(d)	Taxes - General.

(i)	With respect to any Award, the Participant will pay to the Corporation, or make arrangements satisfactory to the Board regarding the payment of, taxes of any kind required by applicable law to be withheld or remitted by the Corporation. The obligations of the Corporation under this Plan will be conditioned on such payment or arrangements and the Corporation will have the right to deduct any such taxes from any payment or issuance of Shares of any kind otherwise due to the Participant (“Withholding Obligations”). Unless the Participant has made arrangements with the Corporation to remit the amount of such Withholding Obligations to the Corporation prior to or in connection with such Withholding Obligations arising, the Corporation has the right, in its sole discretion, to satisfy any Withholding Obligations by:

(A)	selling or causing to be sold, on behalf of any Participant, such number of Shares issuable to the Participant pursuant to an Award as is sufficient to fund the Withholding Obligations;

(B)	retaining the amount necessary to satisfy the Withholding Obligations from any amount (whether cash, shares or other property) which would otherwise be delivered, provided or paid to the Participant by the Corporation, whether under this Plan or otherwise;

(C)	requiring the Participant, as a condition of exercise of any Award or the payment of any kind otherwise due to the Participant with respect to any Award to (1) remit the amount of any such Withholding Obligations to the Corporation in advance; (2) reimburse the Corporation for any such Withholding Obligations; or (3) cause a broker who sells Shares acquired by the Participant on behalf of the Participant to withhold from the proceeds realized from such sale the amount required to satisfy any such Withholding Obligation and to remit such amount directly to the Corporation;

(D)	making such other arrangements as the Corporation may reasonably require.

The sale of Shares by the Corporation, or by a broker engaged by the Corporation (the “Broker”) under this Section 11(d) will be made on a public stock exchange. The Participant consents to such sale and grants to the Corporation an irrevocable power of attorney to effect the sale of such Shares on his or her behalf and acknowledges and agrees that (i) the number of Shares sold will be, at a minimum, sufficient to fund the Withholding Obligations net of all selling costs, which costs are the responsibility of the Participant and which the Participant hereby authorizes to be deducted from the proceeds of such sale; (ii) in effecting the sale of any such Shares, the Corporation or the Broker will exercise its sole judgment as to the timing and the manner of sale and will not be obligated to seek or obtain a minimum price; and (iii) neither the Corporation nor the Broker will be liable for any loss arising out of such sale of the Shares including any loss relating to the pricing, manner or timing of the sales or any delay in transferring any Shares to a Participant or otherwise. The Participant further acknowledges that the sale price of the Shares will fluctuate with the market price of the Shares and no assurance can be given that any particular price will be received upon any sale.

(e)	Taxes – Section 409A of the Code. With respect to Participants who are subject to taxation in the United Sates, Awards under the Plan are intended to be exempt from, or to the extent subject thereto, to comply with Section 409A of the Code, and, accordingly, to the maximum extent permitted, the Plan will be interpreted in accordance therewith. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, a Participant will not be considered to have terminated employment or service with the Corporation for purposes of the Plan until the Participant would be considered to have incurred a “separation from service” from the Corporation and its Affiliates within the meaning of Section 409A of the Code. Any payments described in the Plan that are due within the “short term deferral period” as defined in Section 409A of the Code will not be treated as deferred compensation unless applicable law requires otherwise. Notwithstanding anything to the contrary in the Plan, to the extent that any Awards (or any other amounts payable under any plan, program or arrangement of the Corporation or any of its Affiliates) are payable upon a separation from service and such payment would result in the imposition of any individual tax and penalty interest charges imposed under Section 409A of the Code, the settlement and payment of such awards (or other amounts) will instead be made on the first business day after the date that is six months following such separation from service (or death, if earlier). Each amount to be paid or benefit to be provided under this Plan will be construed as a separate identified payment for purposes of Section 409A of the Code. The Corporation makes no representation that any or all of the payments or benefits described in this Plan will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. Participants will be solely responsible for the payment of any taxes and penalties incurred under Section 409A.

(f)	No Guarantees Regarding Tax Treatment. Participants (or their beneficiaries) will be responsible for all taxes with respect to any Award under the Plan. The Board and the Corporation make no guarantees to any person regarding the tax treatment in respect of the Awards or payments made under the Plan.

12.	Effective Date of Plan. This Plan was initially adopted by the Board on May 20, 2025, and effective May 20, 2025.

13.	Term of Plan. This Plan will continue in effect until terminated in accordance with Section 10.

14.	Invalid Provisions. In the event that any provision of this Plan is found to be invalid or otherwise unenforceable under any applicable law, such invalidity or unenforceability will not be construed as rendering any other provisions contained herein as invalid or unenforceable, and all such other provisions will be given full force and effect to the same extent as though the invalid or unenforceable provision was not contained herein.

15.	Governing Law. This Plan and all Awards granted hereunder will be governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

16.	Notices. Any notice to be given to the Corporation pursuant to the provisions of this Plan must be given by registered mail, postage prepaid, and, addressed, if to the Corporation to its principal executive office to the attention of its Chief Financial Officer (or such other person as the Corporation may designate in writing from time to time), and, if to a Participant, to his or her address contained in the Corporation’s personnel records, or at such other address as such Participant may from time to time designate in writing to the Corporation. Any such notice will be deemed given or delivered three Business Days after the date of mailing.